                                                                    OMB APPROVAL
                                                               OMB NUMBER: 3325-
                                                               0145
                                                      EXPIRES:  October 31, 1997
                                                      ESTIMATED AVERAGE BURDEN



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


            WESTPOINT STEVENS INC. (F/K/A VALLEY FASHIONS CORP.)
--------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  919610 5
                                  919630 3
--------------------------------------------------------------------------------
                               (CUSIP Number)

         Holcombe T. Green, Jr., HTG Corp., Atlanta Financial Center
   3343 Peachtree Road, N.E., Suite 1420, Atlanta Georgia 30326 (404) 261-1187
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

                            (Page 1 of 108 Pages)

                                 SCHEDULE 13D

 CUSIP NO.  919610 5,919630 3               PAGE      2       OF   108     PAGES
           ------------------                   ------------    ----------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WPS Investors, L.P.

     ---------------------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]

                                                             (b) [ ]

      --------------------------------------------------------------------------
  3   SEC USE ONLY


      --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

        BK; OO
      --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
      --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
      --------------------------------------------------------------------------
                     7   SOLE VOTING POWER
   NUMBER OF
    SHARES                0
                     -----------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                9,204,153
                     -----------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          9,204,153
                     -----------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,204,153
      --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    [x]
      --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.8%
      --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        PN
      ==========================================================================

                                 SCHEDULE 13D

 CUSIP NO.  919630 3,919610 5            PAGE       3      OF    108       PAGES
           ------------------                 ------------    ----------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HTG Corp.
      --------------------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                             (b)  [ ]


      --------------------------------------------------------------------------
  3   SEC USE ONLY

      --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

        OO
      --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            [ ]
      --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
      --------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
   SHARES              0
                      ----------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
    EACH               9,204,153
                      ----------------------------------------------------------
 REPORTING        9   SOLE DISPOSITIVE POWER
  PERSON
   WITH                0
                      ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                       9,204,153
                      ----------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,204,153
      --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [x]
      --------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.8%
      --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        CO
      ==========================================================================

 CUSIP NO.  919630 3,919610 5            PAGE       4      OF  108     PAGES
           ------------------                 ------------   ------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Holcombe T. Green, Jr.

      --------------------------------------------------------------------------

  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                             (b) [ ]
      --------------------------------------------------------------------------

  3   SEC USE ONLY

      --------------------------------------------------------------------------

  4   SOURCE OF FUNDS*

        OO
      --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
      --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
      --------------------------------------------------------------------------
                    7   SOLE VOTING POWER
 NUMBER OF
   SHARES                329,665
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY
    EACH                  9,320,403
                    ------------------------------------------------------------

 REPORTING          9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                   329,665
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          9,320,403
                    ------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,650,068
      --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    [x]
      --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.2%
      --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        IN
      ==========================================================================

                                 AMENDMENT NO. 5
                                TO SCHEDULE 13-D


     This Amendment No. 5 amends and restates in its entirety (to the extent relevant) the statement on Schedule 13D, as amended, relating to the Class A Common Stock, $.01 par value, of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P., a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the sole director and shareholder and President of HTG Corp., as indicated below.

Item 1.   Security and Issuer.

     Item 1 is hereby restated as follows:

     This Statement relates to the Class A Common Stock, $.01 par value (the "Shares"), of WestPoint Stevens Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1185 Avenue of the Americas, 13th Floor, New York, New York 10036.

Item 2.  Identity and Background.

     Item 2 is hereby restated as follows:

     (a) This statement is filed on behalf of WPS Investors, L.P. ("WPS"); HTG Corp., a Georgia corporation, which is the sole general partner of WPS; and Holcombe T. Green, Jr., the sole director and shareholder and President of HTG Corp. The only other officer of HTG Corp. is Julie Koers Shirey, Secretary and
Treasurer.   WPS, HTG Corp. and Mr. Green are collectively referred to herein as the "Reporting Persons."

     (b) The principal business address of each of WPS, HTG Corp. and Ms. Shirey is Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 1420, Atlanta, Georgia 30326. Mr. Green's business address is 13th Floor, 1185 Avenue of the Americas, New York, New York 10036.

     (c) WPS is a limited partnership which has invested solely in securities including the Shares.

     HTG Corp. is a corporation whose principal business is to serve as general partner of WPS.

     The principal occupation of Ms. Shirey is to serve as Secretary and Treasurer of HTG Corp.

     The principal occupation of Mr. Green is serving as Chief Executive Officer of the Company at its address set forth in Item 1 above.

     (d) During the last five years, none of the Reporting Persons and Ms. Shirey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons and Ms. Shirey was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Green and Ms. Shirey are citizens of the United States of America. WPS is a Georgia limited partnership, and HTG Corp. is a Georgia corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby restated as follows:

     Shares acquired to date have been purchased with funds from the partners of WPS, bank indebtedness and assumed indebtedness except for Shares owned by Mr. Green which have been purchased with his personal funds. An aggregate of 8,704,153 of the Shares are currently pledged as collateral for a $130 million loan made by a syndicate of banks whose agent is NationsBank, N.A. pursuant to the terms of that certain Amended and Restated Loan Agreement dated February 26, 1997, which is attached hereto as Exhibit (t).


Item 4.  Purpose of the Transaction.

     Item 4 is hereby restated as follows:

     The Reporting Persons have acquired beneficial ownership of the Shares solely for the purpose of investment. Other than Shares which may be acquired by Mr. Green pursuant to compensatory plans related to his employment by the Company, the Reporting Persons have no present intent to acquire additional Shares, whether in the open market or in privately negotiated transactions.
The Reporting Persons do intend to review continuously their investment in the Shares, and, depending upon their evaluation of the Company's business and prospects, the Reporting Persons may at some later point in time determine to purchase additional Shares or to dispose of all or a portion of the Shares held by such persons. In addition, WPS may dispose of Shares either directly or by distribution to redeem the interests of its limited partners.

     Except as otherwise described in this Item 4, none of the Reporting Persons and Ms. Shirey has any plans or proposals which relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Item 5(a) is hereby restated as follows:

     WPS is the beneficial owner of 9,204,153 Shares, or approximately 29.8% of the Shares outstanding on February 3, 1997. The Shares deemed to be beneficially owned by WPS exclude any Shares owned by any of the limited partners of WPS, with respect to which Shares WPS has neither voting nor dispositive power and as to which WPS disclaims beneficial ownership. HTG Corp., as the general partner of WPS, and Mr. Holcombe T. Green, Jr., as the sole director and shareholder and President of HTG Corp., may be deemed to be beneficial owners of all Shares beneficially owned by WPS, which constitute an aggregate of 9,204,153 Shares, or approximately 29.8% of the Shares outstanding as of February 3, 1997. In addition, Mr. Green owns 323,103 Shares, has dispositive power with respect to 116,250 Shares held by Hall Family Investments, L.P., a limited partnership of which Mr. Green's wife is a general partner, and may be deemed the beneficial owner of 450 Shares held by his IRA and 6,112 Shares held by his 401(K) account. As a result, Mr. Green may be deemed to be the beneficial owner of all of the foregoing Shares, constituting an aggregate of 9,650,068 Shares, or approximately 31.2% of the Shares outstanding as of February 3, 1997.

     Item 5(b) is hereby restated as follows:

     WPS has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 9,204,153 Shares owned directly by WPS. Since HTG Corp. is the general partner of WPS, HTG Corp. is deemed to have shared voting and dispositive power with respect to all Shares as to which WPS has such power, which constitute an aggregate of 9,204,153 Shares. As the President of HTG Corp., Mr. Green is deemed to have shared voting and dispositive power with respect to all Shares as to which WPS has beneficial ownership, as well as shared dispositive power with respect to the 116,250 Shares owned by Hall Family Investments, L.P., which constitute an aggregate of 9,320,403 Shares, and Mr. Green is deemed to have sole voting and dispositive power with respect to 323,103 Shares he owns directly, 450 Shares held by his IRA and 6,112 Shares held by his 401(K) account, or an aggregate of 329,665 Shares.

     Item 5(c) is hereby restated as follows:

     On February 26, 1997, WPS partially redeemed the limited partnership interests indirectly held by certain entities by transferring 2,000,000 Shares to such entities at a value of $33.00 per share, the price at which such Shares were sold in an underwritten public offering on such date.

     Item 5(d) is hereby restated as follows:

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     Item 5(e) is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

     Item 6 is restated as follows:

     Except as disclosed in Item 4, none of the Reporting Persons and Ms. Shirey has any other contract, arrangement, understanding or relationship (legal or otherwise) with any persons with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     (a)(2)  Joint Acquisition Statement pursuant to Rule 13d- 1(f)(1).

     (t) Amended and Restated Loan Agreement by and among WPS Investors, L.P., the lenders from time to time party thereto and NationsBank, N.A. entered into on February 26, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997.


                              /s/ Holcombe T. Green, Jr.
                              -------------------------------------------------
                              Holcombe T. Green, Jr., signing in the capacities and on behalf of each of the persons listed in Exhibit (a)(2) hereto.

                                 EXHIBIT INDEX

                                                  Sequential
Exhibit                                           Page Number
-------                                           -----------

(a)(2)    Joint Acquisition Statement
          pursuant to Rule 13d-1(f)(1)                11

(t)       Amended and Restated Loan Agreement
          by and among WPS Investors, L.P., the
          lenders from time to time party thereto     13
          and NationsBank, N.A. entered into
          on February 26, 1997.

                                 Exhibit (a)(2)

                          JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13(d)-1(f)(1)


          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 28, 1997



                              /s/ Holcombe T. Green, Jr.
                              ------------------------------------------
                              Holcombe T. Green, Jr.,
                              signing in the capacities and
                              on behalf of each of the
                              persons listed on Schedule I
                              hereto.

                                   SCHEDULE I




WPS INVESTORS, L.P.
By:  HTG Corp.
     General Partner

     By: Holcombe T. Green, Jr.
         President


HTG CORP.
By:  Holcombe T. Green, Jr.
     President


HOLCOMBE T. GREEN, JR.
Individually

                              AMENDED AND RESTATED
                                 LOAN AGREEMENT



                                  by and among



                              WPS INVESTORS, L.P.,
                                   as Borrower

                                       and

                   The Lenders from time to time party hereto

                                       and

                               NATIONSBANK, N.A.,
                                    as Agent









                                February 26, 1997


               Amending and Restating Loan Agreement by and among
                 WPS Investors, L.P., the Lenders party thereto
                    and the Agent dated as of August 18, 1995
                          as amended from time to time

                                TABLE OF CONTENTS

                                                                                                               Page


                                    ARTICLE I Definitions and Terms; Amendment and Restatement

1.01  Definitions.................................................................................................3
1.02  Accounting Terms...........................................................................................17
1.03  Other Terms................................................................................................17
1.04  Exhibits...................................................................................................18
1.05  Amendment and Restatement..................................................................................18

                                                        ARTICLE II The Loan

2.01  Term Loan..................................................................................................19
2.02  Interest...................................................................................................19
2.03  Payment of Interest........................................................................................19
2.04  Payment of Principal.......................................................................................20
2.05  Non-Conforming Payments....................................................................................21
2.06  Notes......................................................................................................22
2.07  Pro Rata Payments..........................................................................................22
2.08  Prepayment.................................................................................................22
2.09  Rate Selection and Interest Periods........................................................................23
2.10  Extension of Maturity Date.................................................................................23
2.11  Facility Fee...............................................................................................24
2.12  Use of Proceeds............................................................................................24
2.13  Security...................................................................................................25
2.14  Filing and Recording Instruments...........................................................................25
2.15  Proposed Transaction; Consent and Release..................................................................26

                                            ARTICLE III Yield Protection and Illegality

3.01  Additional Costs...........................................................................................28
3.02  Suspension of Loans........................................................................................29
3.03  Illegality.................................................................................................29
3.04  Compensation...............................................................................................30
3.05  Replacement of Lenders.....................................................................................30

                                               ARTICLE IV Conditions of Restatement

4.01  Conditions of Restatement..................................................................................31

                                                                                                               Page



                                             ARTICLE V Representations and Warranties

5.01  Representations and Warranties.............................................................................34

                                                 ARTICLE VI Affirmative Covenants

6.01  Financial Reports, Etc.....................................................................................41
6.02  Maintain Properties........................................................................................43
6.03  Existence, Qualification, Etc..............................................................................43
6.04  Regulations and Taxes......................................................................................43
6.05  Insurance..................................................................................................44
6.06  True Books.................................................................................................44
6.07  Pay Indebtedness to Lenders and Perform Other
      Covenants..................................................................................................44
6.08  Right of Inspection........................................................................................44
6.09  Observe all Laws...........................................................................................44
6.10  Knowledge of Default.......................................................................................44
6.11  Suits or Other Proceedings.................................................................................45
6.12  Environmental Reports......................................................................................45
6.13  Notice of Discharge of Hazardous Material or
      Environmental Complaint....................................................................................45
6.14  Indemnification............................................................................................45
6.15  Further Assurances.........................................................................................46
6.16  ERISA Requirement..........................................................................................46
6.17  Continued Operations.......................................................................................46
6.18  [Section Intentionally Omitted]............................................................................46
6.19  Interest Reserve Account...................................................................................47
6.20  Collateral Value Requirement...............................................................................47
6.21  Operating Reserve Account..................................................................................47
6.22  [intentionally left blank].................................................................................48
6.23  Listing of Pledged Borrower Collateral and Pledged
      Guarantor Collateral.......................................................................................48
6.24  Rate Protection............................................................................................48
6.25  Operating Expense Reserve..................................................................................49

                                                  ARTICLE VII Negative Covenants

7.01  Indebtedness...............................................................................................50
7.02  Liens......................................................................................................50
7.03  Asset Dispositions.........................................................................................50
7.04  Investments................................................................................................51
7.05  Dissolution or Winding Up..................................................................................51
7.06  Transactions with Affiliates...............................................................................51
7.07  ERISA......................................................................................................51
7.08  Fiscal Year................................................................................................52
7.09  Restricted Payments........................................................................................52
7.10  Business Operations........................................................................................52
7.11  Control of Guarantor.......................................................................................52
7.12  Change in Partnership Structure............................................................................52
7.13  Subsidiaries...............................................................................................53

                                                                                                               Page

7.14  Investment Company.........................................................................................53

                                          ARTICLE VIII Events of Default and Acceleration

8.01  Events of Default..........................................................................................54
8.02  Agent to Act...............................................................................................57
8.03  Cumulative Rights..........................................................................................57
8.04  Allocation of Proceeds.....................................................................................57

                                                       ARTICLE IX The Agent

9.01  Appointment................................................................................................59
9.02  Attorneys-in-fact..........................................................................................59
9.03  Limitation on Liability....................................................................................59
9.04  Reliance...................................................................................................59
9.05  Notice of Default..........................................................................................60
9.06  No Representations.........................................................................................60
9.07  Indemnification............................................................................................61
9.08  Lender.....................................................................................................61
9.09  Resignation................................................................................................61
9.10  Sharing of Payments, etc...................................................................................62
9.11  Fees.......................................................................................................62
9.12  Notices....................................................................................................62
9.13  Dispositions of Collateral.................................................................................62

                                                      ARTICLE X Miscellaneous

10.01  Assignments and Participations............................................................................64
10.02  Notices...................................................................................................66
10.03  No Waiver.................................................................................................67
10.04  Setoff....................................................................................................67
10.05  Survival..................................................................................................67
10.06  Expenses..................................................................................................68
10.07  Amendments................................................................................................68
10.08  Counterparts..............................................................................................69
10.09  Waivers by the Borrower...................................................................................69
10.10  Termination...............................................................................................69
10.11  Governing Law.............................................................................................70
10.12  Indemnification...........................................................................................70
10.13  Confidentiality...........................................................................................71
10.14  Successors and Assigns....................................................................................72
10.15  Restatement...............................................................................................72

Exhibit A Applicable Commitment Percentages ....................................................................A-1
Exhibit B Form of Assignment and Acceptance ....................................................................B-1
Exhibit C Form of Notice of Appointment (or Revocation)
          of Authorized Officer.................................................................................C-1
Exhibit D [Intentionally Omitted]...............................................................................D-1
Exhibit E [Intentionally Omitted] ..............................................................................E-1
Exhibit F [Intentionally Omitted]...............................................................................F-1
Exhibit G Form of Interest Selection Notice (Loan)
          (Section 2.09)........................................................................................G-1


                                                                                                               Page

Exhibit H Notice of Borrowing ..................................................................................H-1
Exhibit I Form of Note     .....................................................................................I-1
Exhibit J Opinion of Counsel for the Borrower
          and the Guarantor.....................................................................................J-1

Schedule 1.01(a) Pledged Borrower Collateral
Schedule 1.01(b) Pledged Guarantor Collateral
Schedule 5.01(e) Ownership Interests

                       AMENDED AND RESTATED LOAN AGREEMENT

         THIS AMENDED AND RESTATED LOAN AGREEMENT, dated as of February 26, 1997 (as amended, modified or supplemented from time to time, the "Agreement"), is made by and among:

         WPS INVESTORS, L.P., a Georgia limited partnership having its principal place of business located at 3343 Peachtree Road, Suite 1420, Atlanta, Georgia 30326 ("Borrower"); and

         NATIONSBANK, N.A. (formerly known as NationsBank, National Association (Carolinas)) ("NationsBank"), THE BANK OF NEW YORK ("BNY"), THE BANK OF NOVA SCOTIA ("BNS") and THE FIRST NATIONAL BANK OF CHICAGO ("FNB"), and each other lender which may hereafter execute and deliver an instrument of assignment with respect to this Agreement pursuant to Section 10.01 hereof (hereinafter NationsBank, BNY, BNS, FNB and such other lenders may be referred to individually as a "Lender" or collectively as the "Lenders"); and

         NATIONSBANK, N.A., a national banking association organized and existing under the laws of the United States of America and having its principal place of business in Charlotte, North Carolina, in its capacity as agent for the Lenders (in such capacity, together with any successor appointed pursuant to Section 9.09 hereof, the "Agent").

                              W I T N E S S E T H:

         WHEREAS, the Borrower has borrowed $127,000,000, subsequently increased to $139,500,000, from the Lenders, which has been used by the Borrower, together with additional funds of Borrower, to (i) retire all of the outstanding senior indebtedness of the Borrower and the Guarantor to the Senior Lenders owing under the Senior Notes issued by the Guarantor (substantially all of which was subsequently assumed by the Borrower without release of the Guarantor) pursuant to the Senior Loan Agreement, (ii) retire all of the outstanding subordinated indebtedness of the Borrower and the Guarantor owing under the Subordinated Notes issued by the Guarantor (substantially all of which was subsequently assumed by the Borrower without release of the Guarantor) pursuant to the Note Purchase Agreements and to repurchase all of the Warrants held by such noteholders in connection therewith except those Warrants to purchase a 0.005% limited partnership interest in the Borrower held by Northeast Investors Trust;
(iii) provide for the Tax Reserve; and (iv) provide for certain interest reserves, operating expense reserves and cash distributions to the partners of the Borrower, all as provided in the Prior Agreement (hereafter described);

         WHEREAS, such borrowing was made available to the Borrower by the Lenders under a term loan facility of up to initially $127,000,000, and subsequently increased to $139,500,000, pursuant to that certain Loan Agreement among the Borrower, the Lenders party thereto and the Agent dated as of August 18, 1995, as amended by 1996 Amendment Agreement No. 1 to Loan Agreement dated August 30, 1996 among the Borrower, the Lenders party thereto and the Agent (as so amended collectively referred to as the "Prior Agreement");

         WHEREAS, certain Obligations of the Borrower to the Lenders under the Prior Agreement are evidenced by promissory notes issued under the Prior Agreement by the Borrower to the order of Lenders (collectively, the "Prior Notes");

         WHEREAS, the Borrower has requested that the maturity date of the term loan be extended to August 31, 1998 (with an option to extend for an additional 18 months) and that certain collateral be permitted to be sold or distributed by the Borrower or released as security all as described herein;

         WHEREAS, the Lenders are willing to extend the maturity date and to effect the other changes as requested by the Borrower, subject to and on the terms and conditions of the Prior Agreement, as hereby further amended; and

         WHEREAS, the Borrower, the Lenders and the Agent have agreed to amend the Prior Agreement as herein reflected and by the execution and delivery of this Agreement and upon occurrence of the Effective Date (as defined in Section
2.15 hereof) to so amend and restate the Prior Agreement, and in connection therewith the Borrower has agreed to issue substitute and amended and restated notes to the Lenders in replacement for the Prior Notes;

         NOW, THEREFORE, the Borrower, the Lenders and the Agent hereby agree that the Prior Agreement is hereby amended and restated as follows, effective as of the Effective Date:

                                    ARTICLE I

                Definitions and Terms; Amendment and Restatement

         1.01 Definitions. For the purposes of this Agreement, in addition to the definitions set forth above, the following terms shall have the respective meanings set forth below:

                  "Agent" has the meaning set forth in the preamble to this Agreement;

                  "Agreement" has the meaning set forth in the preamble to this Agreement and includes all amendments thereto;

                  "Applicable Commitment Percentage" means, for each Lender, with respect to the Obligations hereunder, a fraction (expressed as a percentage), the numerator of which shall be the amount of such Lender's Loan Commitment at the date of determination and the denominator of which shall be the original principal amount of the Term Loan, which Applicable Commitment Percentage for each Lender as of the Closing Date is as set forth in Exhibit A attached hereto and incorporated herein by this reference; provided that the Applicable Commitment Percentage of each Lender shall be increased or decreased to reflect any assignments to or by such Lender effected in accordance with Section 10.01 hereof;

                  "Applicable Interest Addition" means that percent per annum equal to 1.0% in the case of a Floating Rate Loan and 2.0% in the case of a Euro-dollar Rate Loan;

                  "Assignment and Acceptance" means an Assignment and Acceptance in the form attached hereto as Exhibit B and incorporated by reference herein (with blanks appropriately filled in) delivered in connection with an assignment of a portion of a Lender's interest under this Agreement pursuant to Section 10.01 hereof;

                  "Assignment of Deposit Account (Interest Reserve)" means an Assignment and Security Agreement (Time or Savings Deposit) dated August 18, 1995 from the Borrower to the Agent, pursuant to which the Borrower has assigned to the Agent for the ratable benefit of the Lenders all right, title and interest in the Interest Reserve Account, and all amendments and supplements thereto, including the Consolidated Guaranty and Collateral Amendment;

                  "Assignment of Deposit Account (Operating Reserve of Borrower)" means an Assignment and Security Agreement (Time or Savings Deposit) dated August 18, 1995 from the Borrower to the Agent, pursuant to which the Borrower has assigned to the Agent for the ratable benefit of the Lenders all right, title and interest in the Operating Reserve Account (Borrower), and all amendments and supplements thereto, including the Consolidated Guaranty and Collateral Amendment;

                  "Assignment of Deposit Account (Operating Reserve of Guarantor)" means an Assignment and Security Agreement (Time or Savings Deposit) dated August 18, 1995 from the Guarantor to the Agent, pursuant to which the Guarantor has assigned to the Agent for the ratable benefit of the Lenders all right, title and interest in the Operating Reserve Account (Guarantor), and all amendments and supplements thereto, including the Consolidated Guaranty and Collateral Amendment;

                  "Assignment of Deposit Account (Proceeds of Borrower Dispositions)" means an Assignment and Security Agreement (Time or Savings Deposit) dated August 18, 1995 from the Borrower to the Agent, pursuant to which the Borrower has assigned to the Agent for the ratable benefit of the Lenders all right, title and interest in the Borrower Disposition Collateral Account, and all amendments and supplements thereto, including the Consolidated Guaranty and Collateral Amendment;

                  "Assignment of Deposit Account (Proceeds of Guarantor Dispositions)" means an Assignment and Security Agreement (Time or Savings Deposit) dated August 18, 1995 from the Guarantor to the Agent, pursuant to which the Guarantor has assigned to the Agent for the ratable benefit of the Lenders all right, title and interest in the Guarantor Disposition Collateral Account, and all amendments and supplements thereto, including the Consolidated Guaranty and Collateral Amendment;

                  "Authorized Officer" means any of the Chairman, President or Vice Presidents of the General Partner, or, with respect to financial matters, the Treasurer or Chief Financial Officer of the General Partner, or any other person expressly designated by the Borrower as an Authorized Officer for purposes of this Agreement, as set forth from time to time in a certificate in the form attached hereto as Exhibit C and incorporated by reference herein;

                  "Base Rate" means, for any day, a simple rate per annum equal to the higher of (a) the Prime Rate for such day and (b) the sum of one-half of one percent (1/2%) plus the Federal Funds Rate for such day;

                  "Board" means the Board of Governors of the Federal Reserve System (or any successor body);

                  "Borrower" means WPS Investors, L.P. and its successors and permitted assigns;

                  "Borrower Disposition Collateral Account" means that interest-bearing account of the Borrower established on or about August 18, 1995 and maintained with Agent pursuant to Section
         2.04 hereof and pledged to the Agent pursuant to the Assignment of Deposit Account (Proceeds of Borrower
         Dispositions);

                  "Borrower's Pledge Agreement" means the Pledge and Security Agreement dated August 18, 1995 from the Borrower to Agent for the ratable benefit of Lenders, as the same may be amended, modified or supplemented from time to time as therein permitted, including amendments pursuant to the Consolidated Guaranty and Collateral Amendment, pursuant to which the Borrower shall pledge to the Agent for the ratable benefit of the Lenders the Pledged Borrower Collateral;

                  "Business Day" means (i) with respect to any Floating Rate Loans any day which is not a Saturday, Sunday or legal holiday and which is a day on which banks are open for business in the State of North Carolina and the State of New York and (ii) with respect to any Eurodollar Rate Loans, a Business Day on which the relevant international financial markets are open for the transaction of the business contemplated by this Agreement in London, England and New York, New York;

                  "Collateral Value" has the meaning set forth in Section
         6.20;

                  "Consistent Basis" in reference to the application of Generally Accepted Accounting Principles means the accounting principles observed in the period referred to are comparable in all material respects to those applied in the preparation of the audited financial statements of the Borrower delivered hereunder;

                  "Consolidated Guaranty and Collateral Amendment" means that certain Consolidated Amendment Agreement to Guaranty Agreement and Related Documents by and among the Borrower, the Guarantor and the Agent of even date herewith, and all amendments and supplements thereto;

                  "Contingent Obligation" of any Person means all contingent liabilities required (or which, upon the creation or incurring thereof, would be required) to be included in the consolidated financial statements (including footnotes) of such Person in accordance with Generally Accepted Accounting Principles applied on a Consistent Basis, including Statement No. 5 of the Financial Accounting Standards Board, and any obligation of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including obligations of such Person however incurred:

                           (1) to purchase such Indebtedness or other obligation
                  or any property or assets constituting security therefor;

                           (2) to advance or supply funds in any manner (i) for
                  the purchase or payment of such Indebtedness or other obligation, or (ii) to maintain a minimum working capital, net worth or other balance sheet condition or any income statement condition of the primary obligor;

                           (3) to grant or convey any Lien, security interest,
                  pledge, charge or other encumbrance on any property or assets of such Person to secure payment of such Indebtedness or other obligation;

                           (4) to lease property or to purchase securities or
                  other property or services primarily for the purpose of assuring the owner or holder of such Indebtedness or obligation of the ability of the primary obligor to make payment of such Indebtedness or other obligation; or

                           (5) otherwise to assure the owner of the Indebtedness
                  or such obligation of the primary obligor against loss in respect thereof.

         Contingent Obligations shall be computed by the Borrower at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability, provided that a determination of such amount by the Borrower made in good faith in accordance with its usual procedures shall be presumed correct;

                  "Default" means any event or condition which, with the giving or receipt of notice or lapse of time or both, would constitute an Event of Default hereunder;

                  "Dollars" and the symbol "$" means dollars constituting legal tender for the payment of public and private debts in the United States of America;

                  "Environmental Laws" means, collectively, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, any other "Superfund" or "Superlien" law or any other federal or applicable state or local statute, law, ordinance, code, rule, regulation, order or decree regulating, relating to, or imposing liability or standards of conduct concerning, any hazardous, toxic or dangerous waste, substance or material, as now or at any time hereafter in effect;

                  "ERISA" means, at any date, the Employee Retirement Income Security Act of 1974 and the regulations thereunder, all as the same shall be in effect at such date;

                  "Eurodollar Rate" means, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, a rate per annum determined pursuant to the following formula:

                  Eurodollar Rate = Interbank Offered Rate       Applicable
                                    1 - Eurodollar Reserve   +    Interest
                                    Percentage                    Addition

                  "Eurodollar Rate Loans" means all of the Loans for which the rate of interest is determined by reference to the Eurodollar Rate;

                  "Eurodollar Reserve Percentage" means, for any day, that percentage (expressed as a decimal) which is in effect from time to time under Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as such regulation may be amended from time to time or any successor regulation, as the maximum reserve requirement (including, without limitation, any basic, supplemental, emergency, special, or marginal reserves) applicable with respect to Eurocurrency liabilities as that term is defined in Regulation D (or against any other category of liabilities that includes deposits by reference to which the interest rate of Eurodollar Rate Loans is determined), whether or not Agent has any Eurocurrency liabilities subject to such requirements without benefits of credits or proration, exceptions or offsets that may be available from time to time to Agent. The Eurodollar Rate shall be adjusted automatically on and as of the effective date of any change in the Eurodollar Reserve Percentage;

                  "Event of Default" means any of the occurrences set forth as such in Section 8.01 hereof;

                  "Federal Funds Rate" means, for any day, the rate per annum (rounded upward to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day, and
         (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Agent on such day on such transaction as determined by Agent;

                  "Final Maturity Date" shall mean the final date to which the Maturity Date may be extended in the manner permitted by and upon the conditions set forth in Section 2.10 of this Agreement, which date shall be a date not less than ninety (90) days prior to the date of dissolution of the Borrower as set forth in its limited partnership agreement and certificate of limited partnership and shall be in no event later than March 1, 2000;

                  "Fiscal Year" means the 12 month period of the Borrower ending on December 31 of each calendar year and commencing on January 1 of each calendar year;

                  "Floating Rate" means, for any Floating Rate Loan, the rate of interest per annum determined pursuant to the following formula:

                           Floating Rate = Base Rate  +  Applicable Interest
                                                         Addition

         Each change in the Floating Rate shall be effective as of the effective date of any change in the Prime Rate or Federal Funds Rate, as the case may be, giving rise thereto;

                  "Floating Rate Loan" means all of the Loans for which the rate of interest is determined by reference to the Floating
         Rate;

                  "General Partner" means HTG Corp., a Georgia corporation, which is the general partner of the Borrower;

                  "Generally Accepted Accounting Principles" or "GAAP" means those principles of accounting set forth in pronouncements of the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or which have other substantial authoritative support and are applicable in the circumstances as of the date of a report, as such principles are from time to time supplemented and amended;

                  "Guarantor" means New Street Capital Corporation, a corporation organized and existing under the laws of the State of Delaware and having its principal place of business located at 3343 Peachtree Road, Suite 1420, Atlanta, Georgia 30326;

                  "Guarantor Disposition Collateral Account" means that interest-bearing account of the Guarantor established on or about August 18, 1995 and maintained with the Agent pursuant to Section 2.04 hereof and pledged to the Agent pursuant to the Assignment of Deposit Account (Proceeds of Guarantor Dispositions);

                  "Guarantor's Pledge Agreement" means the Pledge and Security Agreement dated August 18, 1995 from the Guarantor to the Agent for the ratable benefit of the Lenders, as the same may be amended, modified or supplemented from time to time as therein permitted, including amendments pursuant to the Consolidated Guaranty and Collateral Amendment, pursuant to which the Guarantor pledges to Agent for the ratable benefit of the Lenders the Pledged Guarantor Collateral;

                  "Guaranty" means that unconditional Guaranty Agreement dated August 18, 1995 from the Guarantor to the Agent for the ratable benefit of the Lenders, as the same may be amended, modified or supplemented from time to time as therein permitted, including amendments pursuant to the Consolidated Guaranty and Collateral Amendment, pursuant to which the Guarantor guarantees the payment and performance of all Obligations to the Lenders as more specifically set forth in such Guaranty;

                  "Hazardous Material" means and includes any hazardous, toxic or dangerous waste, substance or material, the generation, handling, storage, disposal, treatment or emission of which is subject to any Environmental Law in effect on any date;

                  "Indebtedness" means, without duplication, with respect to any Person, (i) all indebtedness of such Person for borrowed money, whether short-term or long-term and whether secured or unsecured, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all indebtedness of such Person for the acquisition of property other than purchases of services, products and merchandise in the ordinary course of business, (iv) indebtedness secured by any Lien on the property of such Person whether or not such indebtedness is assumed (to the extent of the value of the property subject to such a Lien), (v) all liability of such Person by way of endorsements (other than for collection or deposit in the ordinary course of business), (vi) all Contingent Obligations, (vii) net obligations under Rate Hedging Obligations of such Person, and (viii) all items which in accordance with Generally Accepted Accounting Principles are classified as liabilities on a balance sheet;

                  "Interbank Offered Rate" means, for any Eurodollar Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London Time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason such rate is not available, the term "Eurodollar Rate" shall mean, for any Eurodollar Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates;

                  "Interest Period" for each Eurodollar Rate Loan means a period commencing on the date such Eurodollar Rate Loan is made or converted and each subsequent period commencing on the last day of the immediately preceding Interest Period for such Eurodollar Rate Loan, as the case may be, and ending, at the Borrower's option, for a Eurodollar Rate Loan, on the date one, two, three or six months or, if made available by all the Lenders in their discretion, twelve months thereafter as notified to the Agent by the Authorized Officer three (3) Business Days prior to the beginning of such Interest Period; provided, that,

                       (i) if the Authorized Officer fails to notify the Agent
                  of the length of an Interest Period for any Eurodollar Rate Loan three (3) Business Days prior to the first day of such Interest Period, the Loan for which such Interest Period was to be determined shall be deemed to be a Floating Rate Loan as of the first day thereof for a period ending on the following Business Day;

                      (ii) if an Interest Period for a Eurodollar Rate Loan
                  would end on a day which is not a Business Day, such Interest Period shall be extended to the next Business Day (unless such extension would cause the applicable Interest Period to end in the succeeding calendar month, in which case such Interest Period shall end on the next preceding Business Day);

                     (iii) any Interest Period which begins on the last Business
                  Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month;

                      (iv) no Interest Period shall extend past August 31, 1998, or if the maturity date of the Term Loan has been extended pursuant to Section 2.10 hereof, the Final Maturity Date; and

                      (v) there shall not be more than four (4) Interest
                  Periods with respect to Eurodollar Rate Loans in effect on any day;

                  "Interest Reserve Account" means the interest-bearing account of the Borrower established on or about August 18, 1995 and maintained with the Agent pursuant to Section 6.19 hereof;

                  "Interest Selection Notice" means the telephonic request of the Authorized Officer to elect a subsequent Interest Period for or to convert a Loan or Loans of any type pursuant to Section 2.09 hereunder, as such election or conversion of such Loan or Loans shall be permitted herein. Any Interest Selection Notice shall be binding on and irrevocable by the Borrower and shall be confirmed in writing within three (3) Business Days by the Authorized Officer in the form attached hereto as Exhibit G and incorporated by reference herein;

                  "Lender" and "Lenders" have the meanings set forth in the preamble to this Agreement;

                  "Lending Office" means, as to each Lender, the Lending Office of such Lender designated on the signature pages hereof or in an Assignment and Acceptance, or such other office of such Lender (or of an affiliate of such Lender) as such Lender may from time to time specify to the Authorized Officer and the Agent as the office by which its Loans are to be made and maintained;

                  "Lien" means any interest in property securing any obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on the common law, statute or contract;

                  "Loan" or "Loans" means any of the Eurodollar Rate Loans or Floating Rate Loans, as the context may require;

                  "Loan Commitment" means, with respect to each Lender, the obligation of such Lender under the Prior Agreement to make a Term Loan to the Borrower up to an aggregate principal amount equal to its Applicable Commitment Percentage of the Term Loan, as the same may be reduced from time to time by reason of payments pursuant to Sections
         2.04 or 2.08 hereof or to reflect any assignments to or by such Lender effected in accordance with Section 10.01 hereof;

                  "Loan Documents" means collectively, and individually any one of, this Agreement, the Notes, the Borrower's Pledge Agreement, the Guaranty, the Guarantor's Pledge Agreement, the Assignment of Deposit Account (Interest Reserve), the Assignment of Deposit Account (Operating Reserve of Borrower), the Assignment of Deposit Account (Operating Reserve of Guarantor), the Assignment of Deposit Account (Proceeds of Borrower Dispositions), the Consolidated Guaranty and Collateral Amendment, the Assignment of Deposit Account (Proceeds of Guarantor Dispositions) and all other instruments and documents executed or delivered to and in favor of the Agent or any Lender in connection with the Loans, as the same may be amended, modified or supplemented from time to time;

                  "Multi-employer Plan" means an employee pension benefit plan covered by Title IV of ERISA and in respect of which the

         Borrower is an "employer" as described in Section 4001(b) of ERISA, which is also a multi-employer plan as defined in Section 4001(a)(3) of ERISA;

                  "NationsBank" has the meaning set forth in the preamble to this Agreement;

                  "Net Available Cash" from a disposition means cash payments received from a disposition of assets, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred in connection with such disposition, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under Generally Accepted Accounting Principles as a consequence of such disposition, by the Borrower or its partners and
         (ii) the deduction of an appropriate amount to be added to the Operating Reserve Account (Borrower) for use as reasonable operating expenses of Borrower and held subject to the Assignment of Deposit Account (Operating Reserve of Borrower); provided the amount of such permitted deduction shall be limited to the amount which, when deposited in such account, would not cause the sum of (i) the balance in the Operating Reserve Account (Borrower) and (ii) the amount on deposit in the Operating Reserve Account (Guarantor) at such time of measurement to exceed $500,000;

                  "Note Purchase Agreements" means, collectively, those certain Note Purchase Agreements and Unit Purchase Agreements, each dated February 25, 1994, by and among New Street Acquisition Corporation, the Borrower and the holders of (x) in the case of Note Purchase Agreements, the Subordinated Notes party thereto and (y) in the case of Unit Purchase Agreements, the Warrants party thereto, in each case as subsequently amended;

                  "Notes" means, collectively, the amended and restated promissory note or notes of the Borrower in the aggregate original principal amount of $130,000,000 executed and delivered to the Lenders on the Restatement Date as provided in Section 2.06 hereof, each in substantially the form attached hereto as Exhibit I and incorporated by reference herein, with appropriate insertions as to amounts, dates and names of Lenders;

                  "Obligations" means, without duplication, the obligations, liabilities and Indebtedness of the Borrower with respect to (i) payment of the principal and interest on the Loans as evidenced by the Notes, (ii) all liabilities of Borrower to any Lender which arise under a Swap Agreement, (iii) payment of all fees required by or under this Agreement and (iv) the payment and performance of all other obligations, liabilities and Indebtedness of the Borrower to the Lenders or the Agent hereunder, under any one or more of the other Loan Documents or with respect to the Loans;

                  "Operating Reserve Account (Borrower)" means that interest bearing account of the Borrower established on or about August 18, 1995 and pledged to the Agent pursuant to the Assignment of Deposit Account (Operating Reserve of Borrower) to be held pursuant to the provisions of Section 6.21 herein;

                  "Operating Reserve Account (Guarantor)" means that interest bearing account of the Guarantor established on or about August 18, 1995 and pledged to the Agent pursuant to the Assignment of Deposit Account (Operating Reserve of Guarantor) to be held pursuant to the provisions of Section 8(q) of the Guaranty;

                  "Permitted Investments" means:

                           (a) direct obligations of, or obligations the
                  principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within three months from the date of acquisition thereof;

                           (b) without limiting the provisions of paragraph (d)
                  below, investments in commercial paper maturing within three months from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's Rating Group and from Moody's Investors Service, Inc.;

                           (c) investments in certificates of deposit, banker's
                  acceptances and time deposits (including Eurodollar time deposits) maturing within three months from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, (i) any domestic office of the Agent or (ii) any domestic office of any other commercial bank of recognized standing organized under the laws of the United States of America or any state thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000 and which is rated (or the senior debt Securities of the holding company of such commercial bank are rated) A or better by Standard & Poor's Rating Group and A-2 or better by Moody's Investors Service, Inc., or carrying either such rating if one of such rating agencies no longer shall rate such commercial bank (or the holding company of such commercial bank) or carrying an equivalent rating by another nationally recognized rating agency if neither of the two named rating agencies shall rate such commercial bank (or the holding company of such commercial bank); and

                           (d) investments in commercial paper maturing within
                  three months from the date of acquisition thereof and issued by (i) the holding company of the Agent or (ii) the holding company of any other commercial bank of recognized standing organized under the laws of the United States of America or any state thereof that has (A) a combined capital and surplus in excess of $500,000,000 and (B) commercial paper rated at least A-1 or the equivalent thereof by Standard & Poor's Rating Group and at least P-1 or the equivalent thereof by Moody's Investors Service, Inc., or carrying either such rating if one of such rating agencies shall cease publishing ratings of such investments, or carrying an equivalent rating by another nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of such investments;

                  "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated organization, association, joint venture or a government or agency or political subdivision thereof or other entity of any nature whatsoever;

                  "Pledged Borrower Collateral" means initially those Securities (common stock or otherwise) or other investments in those companies as set forth on Schedule 1.01(a) hereto and incorporated by reference herein;

                  "Pledged Guarantor Collateral" means initially those Securities (common stock or otherwise) or other investments in those companies as set forth on Schedule 1.01(b) hereto and incorporated by reference herein;

                  "Portfolio Asset" means, as to any Person, Securities of any corporation, association or other business entity owned by such Person, other than those Securities included in the definition of Permitted Investments;

                  "Prime Rate" means the per annum rate of interest established from time to time by Agent at its principal office as its Prime Rate. Any change in the interest rate resulting from a change in the Prime Rate shall become effective as of 12:01 a.m. of the Business Day on which each change in the Prime Rate is announced by Agent. The Prime Rate is a reference rate used by Agent in determining interest rates on certain loans and is not intended to be the lowest rate of interest charged on any extension of credit to any debtor;

                  "Principal Office" means the principal office of the Agent at NationsBank Corporate Center, Charlotte, North Carolina 28255,
         Attention: Specialized Corporate Lending Support, or such other office and address as the Agent may from time to time designate;

                  "Property" has the meaning set forth in Section 5.01(q) hereof;

                  "Rate Hedging Obligations" means any and all obligations of the Borrower, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party's commodities, assets, liabilities or exchange transactions, including, but not limited to, Dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts, warrants and those commonly known as interest rate "swap" agreements, and forward commodity price options, puts, warrants and those commonly known as commodity "swap" agreements; and (ii) any and all cancellations, buybacks, reversals, terminations or assignments of any of the foregoing;

                  "Regulation D" means Regulation D of the Board, as the same may be amended or supplemented from time to time;

                  "Regulatory Change" means, with respect to any Lender, any change effective after the Restatement Date in United States federal or state laws or regulations (including Regulation D and capital adequacy regulations) or the adoption or making after such date of any interpretations, directives or requests applying to a class of banks, which includes such Lender, under any United States federal or state or foreign laws or regulations (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof or compliance by such Lender with any request or directive regarding capital adequacy, whether or not having the force of law, whether or not failure to comply therewith would be unlawful and whether or not published or proposed prior to the date hereof;

                  "Required Lenders" means, as of any date, Lenders on such date having Credit Exposures (as defined below) aggregating at least
         66 2/3% of the aggregate Credit Exposures of all the Lenders on such date. For purposes of the preceding sentence, the amount of the "Credit Exposure" of each Lender shall be equal to the aggregate principal amount of the Loans owing to such Lender;

                  "Restatement Date" means the date as of which this Agreement is executed and on which the conditions set forth in Section 4.01 have been satisfied;

                  "Security" means "security" as defined in Section 2(1) of the Securities Act of 1933, as amended;

                  "Senior Lenders" means the lenders party to the Senior Loan Agreement at the time of determination;

                  "Senior Loan Agreement" means that certain Loan Agreement dated February 24, 1994 by and among the Borrower (as successor to New Street Acquisition Corporation), the Lenders from time to time a party thereto, The Bank of Nova Scotia and Bankers Trust Company, as Co-Agents and NationsBank, National Association (Carolinas), as Agent, and any amendments and supplements thereto;

                  "Senior Notes" means the promissory notes issued and outstanding from time to time under the Senior Loan Agreement;

                  "Single Employer Plan" means any employee pension benefit plan covered by Title IV of ERISA and in respect of which the Borrower is an "employer" as described in Section 4001(b) of ERISA, which is not a Multi-employer Plan;

                  "Solvent" means, when used with respect to any Person, that at the time of determination:

                           (i) the fair value of its assets (both at fair
                  valuation and at present fair saleable value on an orderly basis) is in excess of the total amount of its liabilities, including, without limitation, Contingent Obligations; and

                           (ii) it is then able and expects to be able to pay
                  its debts as they mature and does not intend to, and does not believe that it will, incur debts beyond its ability to repay such debts as they mature; and

                           (iii) it has capital sufficient to carry on its
                  business as conducted and as proposed to be conducted.

         With respect to Contingent Obligations, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time (including, without limitation, the value of any subrogation rights of the Borrower), represents the amount which can reasonably be expected to become an actual or matured liability;

                  "Stock Purchase Agreement" means that certain Stock Purchase Agreement dated as of December 13, 1993 by and between The DBL Liquidating Trust and Green Capital Investors, L.P., and any amendments and supplements thereto;

                  "Subordinated Notes" means the 12% Subordinated Notes, due February 28, 1998 in the original aggregate principal amount of $60,000,000, issued pursuant to the Note Purchase Agreements;

                  "Subsidiary" means any corporation in which more than 50% of its outstanding voting stock is owned directly or indirectly by the Borrower;

                  "Swap Agreement" means one or more agreements with respect to Indebtedness evidenced by the Notes between the Borrower and a Lender, on terms mutually acceptable to such Borrower and such Lender, which agreements create Rate Hedging Obligations;

                  "Tax Reserve" means the reserve in the amount of $8,298,855, representing the estimated taxes payable in connection with the sale by the Guarantor of 1,135,143 shares of common stock of American Buildings Company sold on July 21, 1995 and 191,250 shares of such stock sold on July 27, 1995;

                  "Term Loan" means the loan in the aggregate original principal amount of $127,000,000 made by the Lenders pursuant to Section 2.01 hereof, as increased subsequently to $139,500,000 and which, as of the Restatement Date, has been reduced to $130,000,000; and

                  "Warrants" means the warrants dated February 25, 1994 issued pursuant to the Note Purchase Agreements.

         1.02 Accounting Terms. All accounting terms not specifically defined herein shall have the meanings assigned to such terms and shall be interpreted in accordance with Generally Accepted Accounting Principles applied on a Consistent Basis.

         1.03 Other Terms. All references to the Borrower, the Lenders or the Agent shall be deemed to include any successor or permitted assign of any thereof. The terms "hereof," "herein," "hereunder," "hereto" and similar terms shall be deemed to refer to this Agreement as a whole and not to any particular provision hereof, unless the context shall clearly require otherwise. All plural terms shall have a corresponding meaning when used in the singular, and all singular terms shall have a corresponding meaning when used in the plural.

         1.04 Exhibits. To the extent that the terms of the executed form of any agreement attached hereto as an exhibit differ from the description of such terms in Section 1.01 hereof, the terms of the executed form of such agreement shall be controlling and shall supersede any such description.

         1.05 Amendment and Restatement. The Borrower, the Agent and the Lenders hereby agree that upon the Effective Date the terms and provisions of the Prior Agreement shall be and hereby are amended and restated in their entirety by the terms and conditions of this Agreement and the terms and provisions of the Prior Agreement, except as otherwise provided herein, shall be superseded by this Agreement.

         Notwithstanding the amendment and restatement of the Prior Agreement by this Agreement, the Borrower shall continue to be liable to the Agent and the Lenders with respect to agreements on the part of the Borrower under the Prior Agreement to indemnify and hold harmless the Agent and the Lenders from and against all claims, demands, liabilities, damages, losses, costs, charges and expenses to which the Agent and the Lenders may be subject arising in connection with the Prior Agreement. Upon the effectiveness hereof, this Agreement is given as a substitution of, and not as a payment of or refinancing of, the obligations of the Borrower under the Prior Agreement and is not intended to constitute a novation of the Prior Agreement or the Prior Notes. Except as otherwise selected by the Borrower by delivery of an Interest Rate Selection Notice prior to the Restatement Date in accordance with the terms hereof, upon the effectiveness of this Agreement all amounts outstanding and owing by Borrower under the Prior Agreement as of the Restatement Date, as determined by the Lenders, shall continue accruing interest (a) with respect to Eurodollar Rate Loans under the Prior Agreement, at the Eurodollar Rate hereunder and (b) with respect to Floating Rate Loans under the Prior Agreement, at the Floating Rate hereunder. After giving effect to the principal prepayment of $9,500,000 on the Term Loan to occur on the Restatement Date, the parties hereto agree that all Eurodollar Rate Loans outstanding under the Prior Agreement on the Restatement Date shall continue as Eurodollar Rate Loans hereunder; provided that the Borrower shall, on demand, immediately pay to the Agent or Lenders any compensation pursuant to
Section 3.04 hereof being due to the Agent or the Lenders as a result of such prepayment.

                                   ARTICLE II

                                    The Loan

         2.01 Term Loan. As set forth in the Prior Agreement, the Term Loan in the aggregate amount of $139,500,000 has been made by the Lenders to the Borrower. As of the Restatement Date, the Term Loan is to be reduced to $130,000,000 upon a principal prepayment by the Borrower of $9,500,000. The Term Loan is evidenced collectively by all the Notes, each made payable to the order of, and executed and delivered to, a certain Lender, respectively. The principal amount of the Term Loan outstanding hereunder from time to time shall bear interest as hereinafter described.

         2.02 Interest. The Term Loan shall be, at the option of the Borrower as specified from time to time in an Interest Selection Notice pursuant to Section
2.09 hereof, either a Floating Rate Loan or a Eurodollar Rate Loan. Floating Rate Loans and Eurodollar Rate Loans may be outstanding at the same time; provided, however, that there shall not be outstanding at any one time Eurodollar Rate Loans having more than four (4) different Interest Periods.
Each Loan shall be in minimum amounts of $500,000 and multiples of $100,000 over $500,000.

         2.03 Payment of Interest. (a) The Borrower shall pay interest to the Agent for the account of each Lender on the outstanding and unpaid principal amount of each Loan made by such Lender for the period commencing on the date of such Loan until such Loan shall be due at the then applicable Floating Rate for Floating Rate Loans or Eurodollar Rate for Eurodollar Rate Loans, as designated by the Authorized Officer pursuant to Section 2.09 hereof or as otherwise provided herein; provided, however, that if any amount due hereunder or under the Notes (whether interest, principal or otherwise) shall not be paid when due (at maturity by acceleration or otherwise), such amount shall bear interest thereafter at a rate of interest per annum which shall be two percent (2%) above the Floating Rate or the maximum rate permitted by applicable law, whichever is lower, from the date such amount was due and payable until the date such amount is paid in full; provided further, that if such overdue amount relates to Eurodollar Rate Loans, such Eurodollar Rate Loans shall bear interest from the date that such amount was due to the last day of the then current Interest Period with respect thereto at a rate of interest per annum which shall be two percent (2%) above the rate at which interest was payable on such Eurodollar Rate Loan on the date preceding the due date of such payment and for each day thereafter at a rate per annum which is two percent (2%) above the Floating Rate, or in either case the maximum rate which is permitted by law, whichever is lower.

         (b) Interest on each Loan shall be computed on the basis of a year of 360 days and calculated for the actual number of days elapsed. Interest on each Loan shall be paid (i) quarterly in arrears on the last Business Day of each February, May, August and

November for each Floating Rate Loan, commencing on November 30, 1995, (ii) on the last day of the applicable Interest Period for each Eurodollar Rate Loan, and, in the event such Interest Period extends beyond three months, also on the date three months after the commencement of such Interest Period, and (iii) upon payment in full of the principal amount of the Term Loan.

         2.04 Payment of Principal. (a) The principal amount of the Term Loan, together with all accrued unpaid interest, shall be due and payable in full on August 31, 1998 or, in the event the maturity date of the Term Loan is extended pursuant to Section 2.10 hereof, on the Final Maturity Date. Principal shall be payable prior to such date as set forth in subparagraphs (b), (c) and (d) below. No reborrowings of any principal payments shall be permitted.

         (b) A required principal payment shall be payable on or before the date ten Business Days following receipt by the Borrower from the Agent of a notice that a violation of the Collateral Value requirement set forth in Section 6.20 has occurred. The required principal payment shall be equal to that amount of principal which is required to be paid on the Term Loan so that, after giving effect to such payment, the Collateral Value requirement set forth in Section
6.20 is met.

         (c) A required principal payment shall be payable in the event of any disposition of any Pledged Borrower Collateral or of any Pledged Guarantor Collateral. The amount of each such required principal payment shall be equal to the Net Available Cash received by the Borrower or the Guarantor, as the case may be, with respect to such disposition. The required principal payment shall be due and payable as follows: (x) on the date two Business Days following receipt by Borrower or the Guarantor, as the case may be, of any proceeds, the Borrower shall pay as principal on the Loans an amount equal to the good faith estimate by the Borrower of Net Available Cash from such disposition (the "Initial Payment"); and (y) on the earlier of the date Borrower makes a final determination of Net Available Cash or 90 days following such disposition, but in either case no later than the date all outstanding amounts are due and payable in full on the Term Loan, the Borrower shall pay as principal on the Loans an amount equal to the difference, if any, between Borrower's final determination of Net Available Cash on such payment date and the Initial Payment.

         The Borrower agrees that all consideration received for such dispositions shall be cash. All proceeds payable to Borrower from a disposition of Pledged Borrower Collateral shall be deposited directly into the Borrower Disposition Collateral Account and held subject to the Assignment of Deposit Account (Proceeds of Borrower Dispositions) and, while held therein pending payment in accordance with the immediately preceding paragraph, may be invested in investments issued or guaranteed by or placed with, or offered by, NationsBank meeting the requirements of subparagraph (c) of the definition of Permitted Investments. All proceeds payable to

Guarantor from a disposition of Pledged Guarantor Collateral shall be deposited directly into the Guarantor Disposition Collateral Account and held subject to the Assignment of Deposit Account (Proceeds of Guarantor Dispositions) and, while held therein pending application for payment in accordance with the immediately preceding paragraph, may be invested in investments issued or guaranteed by or placed with, or offered by, NationsBank meeting the requirements of subparagraph (c) of the definition of Permitted Investments.

         (d) A required principal payment shall be payable upon receipt by the Borrower or the Guarantor of any cash dividends, interest or other income paid in respect of the Pledged Borrower Collateral or the Pledged Guarantor Collateral. The amount of each such required principal payment shall be equal to the amount of such cash dividends, interest or other income. All such amounts shall be deposited immediately upon receipt into the Borrower Disposition Collateral Account or the Guarantor Disposition Collateral Account, as the case may be, and then applied by the Agent to the payment of accrued, unpaid interest on the Loans, and then to unpaid principal.

         2.05 Non-Conforming Payments. (a) Each payment of principal (including any prepayment) and payment of interest shall be made to the Agent at the Principal Office, for the account of each Lender's applicable Lending Office, in Dollars and in immediately available funds before 12:30 P.M. Charlotte, North Carolina time on the date such payment is due. The Agent may, but shall not be obligated to, debit the amount of any such payment which is not made by such time to any ordinary deposit account of the Borrower with the Agent.

         (b) The Agent shall deem any payment of principal or interest by or on behalf of the Borrower hereunder that is not made both (a) in Dollars and in immediately available funds and (b) prior to 12:30 P.M. Charlotte, North Carolina time to be a non-conforming payment. Any such payment shall not be deemed to be received by the Agent until the time such funds become available funds. The Agent shall give prompt telephonic notice to the Authorized Officer and each of the Lenders (confirmed in writing) if any payment is non-conforming. Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding Business
Day) at a rate of interest per annum which shall be two percent (2%) above the rate at which interest was payable on such Loan on the day immediately preceding the due date or the maximum rate permitted by applicable law, whichever is lower, from such due date until the funds become available; provided, however, that if such non-conforming payment relates to a Euro-dollar Rate Loan, and if the last day of the then current Interest Period with respect thereto shall occur prior to the date the funds become available, then interest shall continue to accrue to the last day of such Interest Period at a rate of interest per annum which shall be two percent (2%) above the rate at which interest was payable on such

Eurodollar Rate Loan on the day immediately preceding the due date and for each day thereafter until the funds become available at a rate per annum which is two percent (2%) above the Floating Rate, or in either case the maximum rate permitted by applicable law, whichever is lower.

         (c) In the event that any payment hereunder or under the Notes with respect to a Floating Rate Loan becomes due and payable on a day other than a Business Day, then such due date shall be extended to the next succeeding Business Day; provided that interest shall continue to accrue during the period of any such extension. In the event that any payment hereunder or under the Notes with respect to a Eurodollar Rate Loan becomes due and payable on a day other than a Business Day, then such due date shall be extended to the next succeeding Business Day; provided that if such succeeding Business Day falls in the next calendar month, then the due date shall be the next preceding Business Day; and provided, further, that interest shall continue to accrue during the period of any such extension.

         2.06 Notes. Loans made by each Lender shall be evidenced by, and be repayable with interest in accordance with the terms of, a promissory note payable to the order of such Lender in the amount of its Loan Commitment, which Note shall be dated the date of this Agreement or such later date pursuant to an Assignment and Acceptance and shall be duly completed, executed and delivered by the Borrower.

         2.07 Pro Rata Payments. Except as otherwise provided herein, (a) each payment on account of the principal of and interest on the Loans and fees (other than the Agent's fees payable under Section 9.11 hereof, which shall be retained by the Agent) described in this Agreement shall be made to the Agent for the account of the Lenders pro rata based on their Applicable Commitment Percentages, (b) all payments to be made by the Borrower for the account of each of the Lenders on account of principal, interest and fees shall be made without set-off or counterclaim, and (c) the Agent will timely distribute payments received to the Lenders.

         2.08 Prepayment. The Borrower may, upon at least five (5) Business Days' notice to the Agent, prepay Floating Rate Loans without premium or penalty in whole at any time or from time to time. The Borrower may, upon at least five
(5) Business Days' notice to the Agent, prepay Eurodollar Rate Loans without premium or penalty in whole or in part on the last day of the Interest Period applicable to such Eurodollar Rate Loans being repaid. Each such prepayment shall be made at a prepayment price equal to (i) the amount of principal to be prepaid, plus (ii) all accrued and unpaid interest on the amount so prepaid, to the date of prepayment. The Borrower may, upon at least five (5) Business Days' notice to the Agent, prepay Eurodollar Rate Loans in whole or in part prior to the last day of the Interest Period applicable to such Eurodollar Rate Loans being prepaid, provided that the Borrower shall also pay the Lender or Lenders being so repaid, in addition to the amounts required by the immediately preceding sentence, all amounts payable thereby pursuant to Section 3.04 hereof. All optional prepayments under this Section 2.08 shall be made in the minimum principal amount of $500,000 or any integral multiple thereof.

         2.09 Rate Selection and Interest Periods. Provided that no Default or Event of Default shall have occurred and be continuing and subject to the limitations set forth below and in Article III hereof, the Borrower may:

         (a) upon notice to the Agent on or before 10:30 A.M. Charlotte, North Carolina time on any Business Day convert all or a part of Eurodollar Rate Loans to Floating Rate Loans on the last day of the Interest Period for such Eurodollar Rate Loans; or

         (b) upon three (3) Business Days' notice to the Agent on or before 10:30 A.M. Charlotte, North Carolina time:

                  (i) elect a subsequent Interest Period for Eurodollar Rate Loans to begin on the last day of the Interest Period for such Eurodollar Rate Loans; and

                  (ii) convert Floating Rate Loans to Eurodollar Rate Loans on any date.

         Notice of any such elections or conversions shall specify the effective date of such election or conversion and the Interest Period to be applicable to the Loan as continued or converted. Each election and conversion pursuant to this Section 2.09 shall be subject to the limitations on Eurodollar Rate Loans set forth in the definition of "Interest Period" in Article I and as described in this Article II. All such continuations or conversions of Loans shall be effected pro rata based on the Applicable Commitment Percentages of the Lenders.

         2.10 Extension of Maturity Date. At the request of the Borrower, and subject to full compliance by the Borrower with all terms and provisions of this Agreement, including compliance with the Collateral Value Requirement set forth in Section 6.20 hereof and the establishment and maintenance of the Interest Reserve Account as set forth in Section 6.19 hereof, and the other Loan Documents, the Lenders shall extend the maturity date of the Term Loan to the Final Maturity Date. To provide for such extension, not more than ninety (90) days nor less than thirty (30) days prior to August 31, 1998, the Borrower shall notify the Agent of its request for such extension by delivering to the Agent notice of such request signed by an Authorized Officer, together with a certificate from the Authorized Officer as to compliance with the Collateral Value Requirement set forth in Section 6.20 hereof and to the effect that there has occurred no Default or Event of Default and also certifying as to compliance with the conditions set forth in the last sentence of this Section 2.10. The Agent shall as promptly as practicable, and in any event within five (5) days after receipt of such notice, deliver a copy of such notice to each Lender. Following such request for extension, the Borrower shall on August 31, 1998 deliver to the Agent (i) a certificate from the Authorized Officer certifying as of such date as to those matters described above, (ii) the fee required pursuant to Section 2.11(b) hereof, (iii) any cash necessary to meet the Interest Reserve Account requirements set forth in Section 6.19 hereof or, if applicable, any Swap Agreements pursuant to Section 6.24 hereof, (iv) a prepayment of principal on the Term Loan of an amount of principal, together with accrued interest thereon, sufficient to reduce the principal balance of the Term Loan to $100,000,000, and (v) the Facility Fee required by Section 2.11(b). Upon such receipt, the Agent shall notify the Borrower and the Guarantor in writing of the extension of the maturity date of the Term Loan to the Final Maturity Date (the date of such notice shall be deemed the effective date of such extension). Notwithstanding any provision in this Agreement to the contrary, any modification, amendment or waiver of any provision in this Agreement in connection with the extension of the maturity date of the Term Loan pursuant to this Section 2.10 shall not be effective unless in writing and signed by each of the Lenders; provided further, that no such extension shall be granted or requested unless the Borrower (i) certifies that the Final Maturity Date is a date that is not less than ninety (90) days prior to the date set forth in the Borrower's limited partnership agreement (including Section 14.1(a)(i) thereof) and the Borrower's limited partnership certificate as the date of dissolution of the Borrower and (ii) provides evidence satisfactory to the Agent and the Lenders that dissolution of the Borrower will not take place prior the expiration of ninety (90) days after the requested extension date, including a certified copy of any applicable partnership action of the Borrower.

         2.11  Facility Fee.

         (a) The Borrower shall pay to the Agent for the ratable benefit of the Lenders a non-refundable fee in respect of the Term Loan equal to $650,000, payable in full on the Restatement Date.

         (b) Upon extension by the Borrower of the maturity date of the Term Loan pursuant to Section 2.10 hereof, the Borrower shall pay to the Agent for the ratable benefit of the Lenders a nonfundable fee in respect of the Term Loan equal to one quarter of one percent (.25%) of the outstanding principal balance of the Term Loan on August 31, 1998.

         2.12 Use of Proceeds. The Borrower represents and warrants that the proceeds of the Term Loan made on August 18, 1995 were used by the Borrower to
(i) retire all of the outstanding senior indebtedness of the Borrower and the Guarantor to the Senior Lenders owing under the Senior Notes issued by the Guarantor (substantially all of which was subsequently assumed by the Borrower without release of the Guarantor) pursuant to the Senior Loan Agreement, (ii) retire all of the outstanding subordinated indebtedness of the Borrower and the Guarantor owing under the Subordinated Notes issued by the Guarantor (substantially all of which was subsequently assumed by the Borrower without release of the Guarantor) pursuant to the Note Purchase Agreements and to repurchase all of the Warrants held by such noteholders in connection therewith except for those Warrants to purchase a 0.005% limited partnership interest of the Borrower held by Northeast Investors Trust; (iii) provide for the Tax Reserve; (iv) provide for an initial interest reserve of $10,000,000; (v) provide cash for a distribution to the limited partners of the Borrower of up to $7,000,000; and (vi) pay costs and expenses associated with the credit facility evidenced hereby.

         The Borrower represents and warrants that the proceeds of the additional $12,500,000 portion of the Term Loan made on August 30, 1996 were used to (i) establish an interest reserve of $11,500,000, (ii) pay costs and expenses of the extension of the maturity date of the Term Loan to August 29, 1997 and (iii) provide at least $300,000 in funds for operating expenses of the Borrower.

         2.13 Security. As security for the full and timely payment and performance of all Obligations now existing or hereafter arising, the Borrower has on or before the Restatement Date delivered to the Agent, for the ratable benefit of the Lenders, each in form and substance acceptable to the Agent, (i) the Borrower's Pledge Agreement, together with certificates, notes or other instruments representing the Pledged Borrower Collateral (or other evidence of delivery), and such stock powers duly executed in blank or other instruments of transfer or assignment as may be required by the Agent and the Lenders, (ii) the Guaranty, (iii) the Guarantor's Pledge Agreement, together with certificates representing the Pledged Guarantor Collateral (or other evidence of delivery), and such stock powers duly executed in blank or other instruments of transfer or assignment as may be required by the Lenders, (iv) the Assignment of Deposit Account (Interest Reserve), (v) the Assignment of Deposit Account (Operating Reserve of Borrower), (vi) the Assignment of Deposit Account (Operating Reserve of Guarantor), (vii) the Assignment of Deposit Account (Proceeds of Borrower Dispositions), (viii) the Assignment of Deposit Account (Proceeds of Guarantor Dispositions) and (ix) the Consolidated Guaranty and Collateral Amendment.

         2.14 Filing and Recording Instruments. The Borrower shall at its expense execute, deliver and file and re-file and record and re-record or cause to be filed and re-filed and recorded and re-recorded all instruments (including Uniform Commercial Code financing statements) deemed necessary or advisable by the Agent or the Lenders to be filed and re-filed and recorded or re-recorded and shall continue or cause to be continued the Liens in any property provided under the Loan Documents for so long as any of the Obligations shall be outstanding.

         2.15 Proposed Transaction; Consent and Release. The Agent and Lenders are entering into this Agreement in reliance upon the completion of the following transactions proposed by the Borrower and Guarantor:

         (i) The Borrower proposes to distribute to three of its partners (the "Receiving Partners") 2,000,000 shares of Westpoint Stevens, Inc. Class A Common Stock, $.01 par value, which Distributed Shares and Residual Shares are held by the Agent as Collateral for the Term Loan (the "Distributed Shares") and retain as an asset for future distribution to its partners 500,000 shares of Westpoint Stevens, Inc. Class A Common Stock, $.01 par value (the "Residual Shares"). Westpoint Stevens, Inc. ("Westpoint") has filed a registration statement covering the Distributed Shares to permit the Receiving Partners to sell such shares in an underwritten public offering. Borrower has requested that the Lenders release their lien on the Distributed Shares and the Residual Shares.

         (ii) The Borrower and Holcombe T. Green, Jr. propose to borrow from NationsBank, N.A. (South), Atlanta, Georgia, funds sufficient to prepay $9,500,000 of principal on the Term Loan, fund the Interest Reserve Account and pay other costs and expenses (such extension of credit the "Georgia Credit"). The Georgia Credit is to be secured by the 2,912,679 shares of Rhodes, Inc. Common Stock (now, by merger with Heilig-Meyers Company 1,456,153 shares of common stock of Heilig-Meyers Company) (the "HM Shares") held by the Lenders as collateral for the Term Loan. The Borrower has requested that the Lenders release their lien on the HM Shares and any claim on any proceeds of the subsequent disposition of the HM Shares which may occur.

         (iii) As part of the proposed transaction, the Borrower has also requested the amendments to the Prior Agreement set forth herein and the amendments to the other Loan Documents as set forth in the Consolidated Guaranty and Collateral Amendment.

         (iv) The Agent and Lenders agree to the proposed transactions and the amendments to the Prior Agreement and related Loan Documents as set forth herein and in the other Loan Documents, as amended; provided however, the Borrower, the Agent and Lenders agree that the consent to the proposed transactions described in (i) and (ii) above and the amendments to the Prior Agreement contained herein and in the Notes and the Consolidated Guaranty and Collateral Amendment shall not be effective and the Restatement Date shall not be deemed to occur until the date (the "Effective Date") by which all Conditions of Restatement set forth in
Article IV hereof have been satisfied as set forth therein, including the requirements of Section 4.01(l) hereof that the principal balance of the Term Loan be paid down to $130,000,000, Section 4.01(g) hereof that the Collateral Value be 215% at the Effective Date and Section 4.01(r) hereof that the Interest Reserve Account be sufficient to meet the requirements of Section 6.19 hereof.

         (v)   The Agent and Lenders further agree that on the Effective Date:

                  (a) all liens and security interests of the Agent and Lenders in the Distributed Shares, the Residual Shares and the HM Shares shall terminate and be released; provided however, no releases of any collateral covered by the Loan Documents shall be effective until the Effective Date;

                  (b) upon a subsequent disposition by the Borrower of the HM Shares and notwithstanding the provisions of Section 7.03 or 7.09 hereof, the Borrower may use the proceeds of such disposition to first repay the Georgia Credit in full, second to repay capital contributions of Mr. Green or his affiliates made to the Borrower to facilitate the proposed transactions set forth in (i) or (ii) above and then as the Borrower may otherwise deem appropriate.

         (vi) The Borrower, Agent and Lenders agree that the Residual Shares may be distributed by the Borrower to its partners provided that at least 15 days prior to any such distribution the Borrower gives the Agent and Lenders prior written notice of any intended distribution and identifies the amount of Residual Shares and partners to whom such shares are to be distributed. Any other disposition of Residual Shares must be made in accordance with the terms of this Agreement.

         (vii) The Borrower agrees to on demand immediately pay to the Agent or Lenders as applicable any amounts payable under Article III arising out of the prepayment of the Term Loan and any other liability, loss, cost or expense incurred by the Agent or Lenders in connection with the transactions contemplated hereby.

                                   ARTICLE III

                         Yield Protection and Illegality

         3.01 Additional Costs. (a) The Borrower shall promptly pay to the Agent for the account of a Lender from time to time such amounts as such Lender may reasonably determine to be necessary to compensate it for any costs actually incurred by such Lender which it determines are attributable to its making or maintaining any Loan or its obligation to make any Loans, or any reduction in any amount receivable by such Lender under this Agreement and its respective Note, including reductions in the rate of return on a Lender's capital (such increases in costs and reductions in amounts receivable and returns being herein called "Additional Costs"), resulting from any Regulatory Change which: (i) changes the basis of taxation of any amounts payable to such Lender under this Agreement or its respective Note in respect of any of such Loans (other than taxes imposed on the income of such Lender by any jurisdiction in which the Principal Office or the applicable Lending Office of such Lender is located); or
(ii) imposes or modifies any reserve, special deposit, or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Lender arising by reason of or as a result of such Loans (other than any such reserve, deposit or requirement reflected in the Eurodollar Rate computed in accordance with the definition of such term set forth in Section 1.01 hereof); or (iii) has or would have the effect of reducing the rate of return on capital of any such Lender or its holding company relating to Loans to a level below that which such Lender or holding company could have achieved but for such Regulatory Change (taking into consideration such Lender's policies with respect to capital adequacy); or (iv) imposes any other condition affecting this Agreement or its respective Note (or any of such extensions of credit or liabilities). Each Lender will notify the Authorized Officer of any event occurring after the Restatement Date which would entitle it to compensation pursuant to this Section 3.01(a) as promptly as practicable after it obtains knowledge thereof and determines to request such compensation.

         (b) Without limiting the effect of the foregoing provisions of this
Section 3.01, in the event that, by reason of any Regulatory Change, any Lender either (i) incurs Additional Costs based on or measured by the excess above a specified level of the amount of a category of deposits or other liabilities of the Lender which includes deposits by reference to which the interest rate on Eurodollar Rate Loans is determined as provided in this Agreement or a category of extensions of credit or other assets of any Lender which includes Eurodollar Rate Loans or (ii) becomes subject to restrictions on the amount of such a category of liabilities or assets which it may hold, then, if such Lender so elects by notice to the Agent, the obligation of such Lender to convert Floating Rate Loans into Eurodollar Rate Loans hereunder shall be suspended until the date such Regulatory Change ceases to be in effect and the Borrower shall, on the last day(s) of the then current Interest

Period(s) for outstanding Eurodollar Rate Loans convert such Eurodollar Rate Loans payable to such Lender into Floating Rate Loans in accordance with Section
2.09 hereof.

         (c) Determinations by any Lender for purposes of this Section 3.01 of the effect of any Regulatory Change on its costs of making or maintaining, or being committed to make, Loans or on amounts receivable by it in respect of Loans and of the additional amounts required to compensate the Lender in respect of any Additional Costs, shall be presumed correct, provided that such determinations are made on a reasonable and non-discriminatory basis (i.e., applied and determined on a portfolio basis). The Lender requesting such compensation shall furnish to the Authorized Officer an explanation of the Regulatory Change and calculations, in reasonable detail, setting forth such Lender's determination of any such Additional Costs.

         3.02 Suspension of Loans. Anything herein to the contrary notwithstanding, if, on or prior to the determination of any interest rate for any Eurodollar Rate Loan for any Interest Period therefor, the Agent determines (which determination made on a reasonable basis shall be presumed correct) that:

                  (a) quotations of interest rates for the relevant deposits referred to in the definition of "Interbank Offered Rate" in Section
         1.01 hereof are not being provided in the relevant amounts or for the relevant maturities for purposes of determining the rate of interest for such Eurodollar Rate Loan as provided in this Agreement; or

                  (b) the relevant rates of interest referred to in the definition of "Interbank Offered Rate" in Section 1.01 hereof upon the basis of which the Eurodollar Rate for such Interest Period is to be determined do not adequately reflect the cost to the Lenders of making or maintaining such Eurodollar Rate Loan for such Interest Period;

then the Agent shall give the Authorized Officer prompt notice thereof, and so long as such condition remains in effect, the Lenders shall be under no obligation to convert Floating Rate Loans into Eurodollar Rate Loans and the Borrower shall, on the last day(s) of the then current Interest Period(s) for outstanding Eurodollar Rate Loans, convert such Eurodollar Rate Loans into Floating Rate Loans in accordance with Section 2.09 hereof. The Agent shall give the Authorized Officer notice describing in reasonable detail any event or condition described in this Section 3.02 promptly following the Agent's determination that the availability of Eurodollar Rate Loans is, or is to be, suspended as a result thereof.

         3.03 Illegality. Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful for any Lender to honor its obligation to make or maintain Eurodollar Rate Loans hereunder, then such Lender shall promptly notify the Borrower thereof (with a copy to the Agent) and such Lender's obligation to continue Eurodollar Rate Loans, or convert Floating Rate Loans into Eurodollar Rate Loans, shall be suspended until such time as such Lender may again make and maintain Eurodollar Rate Loans, and such Lender's outstanding Eurodollar Rate Loans shall be converted into Floating Rate Loans in accordance with Section
2.09 hereof.

         3.04 Compensation. The Borrower shall promptly pay to each Lender, upon the request of such Lender, such amount or amounts as shall be sufficient (in the reasonable determination of Lender) to compensate it for any actual loss, cost or expense incurred by it as a result of any payment, prepayment or conversion of a Eurodollar Rate Loan on a date other than the last day of the Interest Period for such Eurodollar Rate Loan, including without limitation any conversion required pursuant to Section 3.03. A determination of a Lender as to the amounts payable pursuant to this Section 3.04 shall be presumed correct, provided that such determinations are made on a reasonable basis. The Lender requesting compensation under this Section 3.04 shall furnish to the Authorized Officer calculations in reasonable detail setting forth such Lender's determination of the amount of such compensation. Each Lender hereby agrees to exercise its best lawful efforts to take any and all such reasonable actions as are available to such Lender, including without limitation designating an alternative Lending Office, to mitigate any compensation owing to such Lender pursuant to this Section 3.04; provided, however, that no Lender will be required to take any such action that would result in such Lender incurring additional costs deemed material by the Lender in its sole discretion or would otherwise be disadvantageous to such Lender.

         3.05 Replacement of Lenders. If any Lender (a "Notice Lender") makes demand for amounts owed under Sections 3.01 or 3.04 or gives notice that it can no longer participate in funding Eurodollar Rate Loans (pursuant to Section
3.03 or otherwise), then in each case the Borrower shall have the right, with the approval of the Lenders other than the Notice Lender (which approval will not be unreasonably withheld) to designate an assignee (a "Replacement Lender") to purchase the Notice Lender's share of outstanding Loans and any and all other obligations then owing to any such Notice Lender, and to assume the Notice Lender's obligations to the Borrower under this Agreement; provided, however, that any replacement Lender must be reasonably acceptable to the Agent and each other Lender. Subject to the foregoing, the Notice Lender agrees to assign to the Replacement Lender, and the Replacement Lender agrees to accept from the Notice Lender, the Notice Lender's share of outstanding Loans and its Loan Commitment in accordance with the provisions of Section 10.01 hereof. In the case Borrower exercises its right under this Section 3.05, the $5,000 fee in connection with an assignment required under Section 10.01 shall not be required.

                                   ARTICLE IV

                            Conditions of Restatement

         4.01 Conditions of Restatement. The obligation of the Lenders to continue the Term Loan hereunder and enter into this Agreement is subject to the conditions precedent that the Agent shall have received on the Restatement Date, in form and substance satisfactory to the Agent and the Lenders the following:

                  (a) executed originals of each of the Loan Documents, together with all schedules and exhibits thereto in form and substance satisfactory to the Agent and the Lenders;

                  (b) favorable written opinions of counsel to the Borrower and the Guarantor dated the Restatement Date, addressed to the Agent and the Lenders and satisfactory to Smith Helms Mulliss & Moore, L.L.P., special counsel to the Agent, substantially in the form attached hereto as Exhibit I and incorporated by reference herein;

                  (c) resolutions of the board of directors of the General Partner certified by its Secretary or Assistant Secretary as of the Restatement Date, as to the authority of the officers of the General Partner to act on behalf of the Borrower, appointing the initial Authorized Officer of the Borrower and approving and adopting the Loan Documents to be executed by the Borrower and authorizing the execution and delivery thereof; and specimen signatures of the officers of the General Partner executing the Loan Documents as certified by its Secretary or Assistant Secretary; and as to such additional matters as reasonably may be requested by the Agent or the Lenders;

                  (d) the Certificate of Limited Partnership of the Borrower, certified as of a recent date by the Secretary of State of the State of Georgia;

                  (e) the agreement of limited partnership of the Borrower, certified as of the Restatement Date as true and correct by the Secretary or Assistant Secretary of the General Partner;

                  (f) certificates issued as of a recent date by the Secretary of State of the State of Georgia as to the valid existence of the Borrower;

                  (g) resolutions of the board of directors of the Guarantor certified by its Secretary or Assistant Secretary as of the Restatement Date, approving and adopting the Loan Documents to be executed by the Guarantor and authorizing the execution and delivery thereof; and specimen signatures of its officers executing the Loan Documents as certified by its Secretary or Assistant Secretary, and as to such additional matters as may reasonably be requested by the Agent or the Lenders;

                  (h) the charter documents of the Guarantor certified as of a recent date by the Secretary of State of Delaware;

                  (i) the bylaws of the Guarantor certified as of the Restatement Date as true and correct by its Secretary or any Assistant Secretary;

                  (j) certificates issued as of a recent date by the Secretary of State of Delaware as to the existence and good standing of the Guarantor;

                  (k) appropriate certificates of qualification to do business and of corporate good standing issued as of a recent date by the Secretary of State of each jurisdiction in which the failure to be qualified to do business could materially adversely affect the business, operation or condition, financial or otherwise, of Guarantor;

                  (l) cash of $9,500,000, together with accrued interest thereon, as a prepayment of $9,500,000 in principal, together with accrued interest, of the Term Loan;

                  (m) the original certificates, notes or other instruments representing all Pledged Borrower Collateral and Pledged Guarantor Collateral (or other evidence of delivery as required by the Agent), with such stock powers or other instruments of transfer or assignment duly executed in blank as the Lenders shall require;

                  (n) notice of appointment of the initial Authorized Officer;

                  (o) an initial Interest Selection Notice;

                  (p) all fees payable by the Borrower on the Restatement Date to the Agent and the Lenders;

                  (q) evidence satisfactory to the Agent and the Lenders as to the compliance with Section 6.20 hereof as of the Restatement Date;

                  (r) evidence satisfactory to the Agent that the Interest Reserve Account has been established and the minimum amount set forth in Section 6.19 hereof has been deposited therein;

                  (s) such historical and pro forma financial statements and other information with respect to the Borrower or Guarantor as the Agent or the Lenders shall reasonably request;

                  (t) executed Form U-1;

                  (u) executed UCC financing statements in form and substance satisfactory to the Agent;

                  (v) evidence satisfactory to the Agent that the transactions described in Section 2.15 hereof and all action of the Borrower in connection therewith shall comply in all respects with the provisions of the Limited Partnership Agreement of the Borrower;

                  (w) the expenses associated with the transactions described in
         Section 2.15 hereof (including but not limited to those expenses described in clause (i) of the definition of Net Available Cash) shall not exceed an amount reasonably acceptable to the Agent;

                  (x) except as indicated below, neither the Borrower nor Holcombe T. Green, Jr. shall have been required to execute and deliver any form of "lock-up" or other agreement which restricts in any way the ability of the Borrower to pledge, sell, assign or otherwise dispose of shares of the Class A Common Stock, $.01 par value per share, of Westpoint Stevens Inc. or any other Pledged Borrower Collateral, or any form of agency or underwriting agreement with respect to the public offering of the Distributed Shares, and neither the Borrower nor Holcombe T. Green, Jr. shall have agreed in writing or otherwise to serve as escrow agent or custodian with respect to the Distributed Shares in connection with the public offering thereof; provided however, that in connection with the public offering of the Distributed Shares, the Borrower shall be allowed to enter into a "lock-up" agreement, provided such agreement does not apply to or limit the rights and remedies of any Lender; and provided further, the Borrower shall be allowed to enter into a custodian agreement with respect to the Distributed Shares; and

                  (y) such other documents, instruments, certificates and opinions as the Agent or any Lender may reasonably request on or prior to the Restatement Date in connection with the consummation of the transactions contemplated hereby.

                                    ARTICLE V

                         Representations and Warranties

         5.01 Representations and Warranties. The Borrower represents and warrants, which representations and warranties are made as of the Restatement Date and shall survive the delivery of the documents mentioned herein and the making of the Term Loan, that:

                           (a)   Organization and Authority.

                           (i) It is a limited partnership duly organized and validly existing under the laws of the State of Georgia;

                           (ii) it has the requisite corporate power and authority to own its properties and assets and to carry on its business as now being conducted and is engaged in no activities in any jurisdiction other than the State of Georgia that would require it to qualify to do business in such jurisdiction;

                           (iii) it has the requisite partnership power and
                  authority to execute, deliver and perform this Agreement and to borrow hereunder and to execute, deliver and perform each of the other Loan Documents to which it is a party; and

                           (iv) when executed and delivered, each of the Loan Documents to which the Borrower is a party will be the valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors' rights generally and to the effect of general principles of equity which may limit the availability of equitable remedies (whether in a proceeding at law or in equity).

                  (b) Loan Documents. The execution, delivery and performance by the Borrower of each of the Loan Documents to which it is a party:

                           (i) have been duly authorized by all requisite partnership action of the Borrower required for the lawful execution, delivery and performance thereof;

                           (ii) do not violate any provisions of (1) applicable
                  law, (2) any order of any court or other agency of government binding on the Borrower or its properties, (3) the agreement of limited partnership of the Borrower, or (4) any provisions of any indenture, agreement or other instrument to which the Borrower is a party, or by which the properties or assets of the Borrower are bound, the violation of which would have a material adverse effect on the Borrower;

                           (iii) will not be in conflict with, result in a
                  breach of or constitute an event of default, or an event which, with notice or lapse of time, or both, would constitute an event of default, under any indenture, agreement or other instrument to which the Borrower is a party or by which its properties or assets are bound and which would have a material adverse effect on the Borrower; and

                           (iv) will not result in the creation or imposition of
                  any Lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Borrower except any Liens in favor of the Agent and the Lenders granted by the Loan Documents.

                  (c) Solvency. The Borrower is Solvent after giving effect to the transactions contemplated by this Agreement and the other Loan Documents, the payment and accrual (in accordance with Generally Accepted Accounting Principles) of all costs with respect to the foregoing and to all obligations, if any, under any employee benefit plan or the equivalent for unfunded past service liability and any unfunded medical (including post-retirement) and death benefits required to be treated as a liability in accordance with Generally Accepted Accounting Principles.

                  (d) Subsidiaries. The Borrower has no Subsidiaries other than the Guarantor, and it owns all the outstanding capital stock of the Guarantor.

                  (e) Ownership Interests. The Borrower does not own any Portfolio Assets, or otherwise own any interest in any Person, other than as listed in Schedule 5.01(e) hereto.

                  (f) Financial Condition. The audited statements of financial condition of the Borrower as of December 31, 1995 and the related statement of operations for the period then ended (the "Year-End Financial Statements") and the unaudited statements of financial condition of such partnership as of September 30, 1996 and the related statement of operations for the nine months then ended (the "Interim Financial Statements"), copies of which have been previously delivered to the Lenders, have been prepared in accordance with Generally Accepted Accounting Principles and present fairly in all material respects the financial position and results of operations of Borrower
         (a) in the case of the Year-End Financial Statements, as of December 31, 1995 and for the twelve months then ended in conformity with a federal income tax reporting basis, except as set forth in the notes to such Year-End Financial Statements, and (b) in the case of the Interim Financial Statements, as of September 30, 1996 and for the nine month period then ended, in conformity with a fair value basis (but without notes thereto), subject to year-end audit adjustments (which adjustments individually and in the aggregate will not cause such statements to deviate adversely from the Year-End Financial Statements). Except as set forth in the Interim Financial Statements, there are no liabilities of Borrower, whether absolute, contingent, accrued or otherwise, that would be required to be reflected on financial statements prepared in accordance with Generally Accepted Accounting Principles other than liabilities incurred in the ordinary course of business after September 30, 1996. Since September 30, 1996, there has not been any event or condition that has adversely affected the business, condition (financial or otherwise), affairs, operations, properties or assets of Borrower, provided that fluctuations in the price or values of any securities held by Borrower, whether by reason of general market movements or otherwise, shall not be deemed such an event or condition.

                  (g) Title to Properties. The Borrower has title to all its real and personal properties, subject to no transfer restrictions, liens, mortgages, pledges, security interests, encumbrances or charges of any kind, except for Liens permitted under Section 7.02 hereof, and the Lien on the Pledged Borrower Collateral to secure the Term Loan.

                  (h) Taxes. The Borrower has filed or caused to be filed all federal, state and local tax returns which are required to be filed by it and, except for taxes and assessments being contested in good faith by appropriate proceedings diligently pursued and against which satisfactory reserves have been established in accordance with Generally Acceptable Accounting Principles, has paid or caused to be paid all taxes as shown on said returns or on any assessment received by it, to the extent that such taxes have become due. The payment of approximately $75,000,000 to the Internal Revenue Service as contemplated by the Stock Purchase Agreement settled fully all tax liabilities of the Guarantor with the Internal Revenue Service for periods ending prior to January 1, 1992.

                  (i) Other Agreements. The Borrower is not

                           (i) a party to any judgment, order, decree or any agreement or instrument or subject to restrictions materially adversely affecting the business, properties or assets, operation or condition (financial or otherwise) of the Borrower; or

                           (ii) in default in the performance, observance or
                  fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which the Borrower is a party, which default has, or if not remedied within any applicable grace period could have, a material adverse effect on the business, operations or condition, financial or otherwise, of the Borrower.

                  (j) Litigation. There is no action, suit or proceeding at law or in equity or by or before any governmental instrumentality or agency or arbitral body pending or, to the best knowledge of the Borrower, threatened by or against the Borrower or affecting the Borrower or any properties or rights of the Borrower, which, if, determined adversely to the Borrower, would materially adversely affect the financial condition, business or operations of the Borrower.

                  (k) Investment Company. The Borrower is not an "investment company," or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended (15 U.S.C. Section 80a-1, et seq.). The application of the proceeds of the Term
         Loan and repayment thereof by the Borrower and the performance by the Borrower of the transactions contemplated by this Agreement will not violate any provision of said Act, or any rule, regulation or order issued by the Securities and Exchange Commission thereunder, in each case as in effect on the date hereof.

                  (l) Patents, Etc. The Borrower owns or has the right to use, under valid license agreements or otherwise, all material patents, licenses, franchises, trademarks, trademark rights, trade names, trade name rights, copyrights and know how necessary to the conduct of its business as now conducted, without known conflict with any patent, license, franchise, trademark, trade secrets and confidential commercial or proprietary information, trade name, copyright, rights to trade secrets or other proprietary rights of any other Person.

                  (m) No Untrue Statement. Neither this Agreement, nor any other Loan Document or certificate or document executed and delivered by the Borrower in accordance with Section 4.01 hereof contains, and the Private Placement Memorandum of the Borrower dated December 1993 in respect of the Subordinated Notes (the "Placement Memo") as of the date thereof did not contain, any misrepresentation or untrue statement of material fact or omits to state a material fact necessary, in light of the circumstance under which it was made, in order to make any such representation or statement contained herein or therein not misleading in any material respect.

                  (n) No Consents, Etc. Neither the business or properties of the Borrower, nor any relationship between the Borrower and any other Person, nor any circumstance in connection with the execution, delivery and performance of the Loan Documents and the transactions contemplated hereby is such as to require a consent, approval or authorization of, or filing, registration or qualification with, any governmental or other authority or any other Person on the part of the

         Borrower as a condition to the execution, delivery and performance of, or consummation of the transactions contemplated by, this Agreement or the other Loan Documents or if so, such consent, approval, authorization, filing, registration or qualification has been obtained or effected, as the case may be.

                  (o)  ERISA.

                       (i) None of the employee benefit plans maintained at any time by the Borrower or the trusts created thereunder has engaged in a prohibited transaction which could subject any such employee benefit plan or trust to a tax or penalty on prohibited transactions imposed under Internal Revenue Code
                  Section 4975 or ERISA;

                       (ii) None of the employee benefit plans maintained at any time by the Borrower which are employee pension benefit plans and which are subject to Title IV of ERISA or the trusts created thereunder has been terminated (the termination of which would impose a material liability on Borrower) nor has any such employee benefit plan of the Borrower incurred any liability to the Pension Benefit Guaranty Corporation established pursuant to ERISA, other than for required insurance premiums which have been paid; the Borrower has not withdrawn from or caused a partial withdrawal to occur with respect to any Multi-employer Plan; the Borrower has made or provided for all contributions to all such employee pension benefit plans which it maintains and which are required as of the end of the most recent fiscal year under each such plan; the Borrower has not incurred any accumulated funding deficiency with respect to any such plan, whether or not waived; nor has there been any reportable event, or other event or condition, which presents a material risk of termination of any such employee benefit plan by such Pension Benefit Guaranty Corporation;

                       (iii) The present value of all vested accrued benefits
                  under the employee pension benefit plans which are subject to Title IV of ERISA, maintained by the Borrower, did not, as of the most recent valuation date for each such plan, exceed the then current value of the assets of such employee benefit plans allocable to such benefits;

                       (iv) The consummation of the Term Loan and the other matters provided for in Article II will not involve any prohibited transaction under ERISA;

                       (v) To the best of the Borrower's knowledge, each employee pension benefit plan subject to Title IV of ERISA, and maintained by the Borrower, has been administered in accordance with its terms and is in compliance in all material respects with all applicable requirements of ERISA and other applicable laws, regulations and rules;

                       (vi) There has been no withdrawal liability incurred with respect to any Multi-employer Plan to which the Borrower is or was a contributor;

                       (vii) As used in this Agreement, the terms "employee benefit plan," "employee pension benefit plan," "accumulated funding deficiency," "reportable event," and "accrued benefits" shall have the respective meanings assigned to them in ERISA, and the term "prohibited transaction" shall have the meaning assigned to it in Internal Revenue Code Section 4975 and ERISA; and

                       (viii) The Borrower has no liability, contingent or
                  otherwise, under any plan or program or the equivalent for unfunded post-retirement benefits, including pension, medical and death benefits, which liability would have a material adverse effect on the financial condition of the Borrower.

                  (p) No Default. As of the date hereof, there does not exist any Default or Event of Default hereunder.

                  (q) Hazardous Materials. Neither the Borrower nor, to the best of the Borrower's knowledge, any previous owner or operator of any real property currently owned or operated by the Borrower (collectively, the "Property") or any other Person, has generated, stored or disposed of any Hazardous Material on any portion of the Property, or transferred any Hazardous Material from the Property to any other location, giving rise to any liability of the Borrower which would have a materially adverse effect on the Borrower. The Borrower is in compliance with all applicable Environmental Laws and the Borrower has not been notified of any action, suit, proceeding or investigation which calls into question compliance by the Borrower with any Environmental Laws or which seeks to suspend, revoke or terminate any license, permit or approval necessary for the generation, handling, storage, treatment or disposal of any Hazardous Material.

                  (r) Payment of the Senior Notes and Subordinated Notes. The Borrower has paid in full the Senior Notes and the Subordinated Notes and repurchased all of the Warrants except those Warrants to purchase a 0.005% limited partnership interest of the Borrower held by Northeast Investors Trust.

                  (s) Operating Expenses. The estimated annual ordinary and necessary operating expenses of the Borrower and the Guarantor in the aggregate (excluding ordinary costs of sale of assets such as commissions and selling expenses) should not exceed $500,000.

                                   ARTICLE VI

                              Affirmative Covenants

         Until the Obligations have been paid and satisfied in full and this Agreement has been terminated in accordance with the terms hereof, unless the Required Lenders shall otherwise consent in writing, the Borrower will:

         6.01     Financial Reports, Etc.

                  (a) as soon as practical and in any event within 90 days after the end of each Fiscal Year of the Borrower, deliver or cause to be delivered to the Agent and each Lender the balance sheet of the Borrower, and the notes thereto, and the related consolidated and consolidating statements of income and partnership capital and the respective notes thereto for such Fiscal Year, setting forth in each case comparative financial statements for the preceding Fiscal Year, all in reasonable detail, prepared in accordance with Generally Accepted Accounting Principles applied on a Consistent Basis and containing, in the case of such statements, an opinion of independent certified public accountants selected by the Borrower and approved by the Agent (which approval shall not be unreasonably withheld), which is unqualified as to the scope of the audit performed and as to the "going concern" status of the Borrower;

                  (b) as soon as practical and in any event within 45 days after the end of each quarterly period (except the last reporting period of the Fiscal Year), deliver to the Agent and each Lender the balance sheet of the Borrower as of the end of such reporting period and the related statements of income and partnership capital for such reporting period and for the period from the beginning of the Fiscal Year through the end of such reporting period, setting forth in each case in comparative form the figures for the comparable period for the previous fiscal year, all in reasonable detail prepared in accordance with Generally Accepted Accounting Principles applicable to quarterly financial statements generally, and certified by an Authorized Officer as presenting fairly the financial position of the Borrower as of the end of such reporting period and the results of its operations and the changes in its financial position for such reporting period (provided, that such statements will be subject to normal year-end adjustments and will not contain footnotes);

                  (c) together with each delivery of the financial statements required by Section 6.01(a) or (b), and more often if requested by Agent, deliver to the Agent and each Lender a certificate from the Authorized Officer and such other evidence deemed necessary by Agent to establish compliance with the Collateral Value Requirement set forth in
         Section 6.20 hereof;

                  (d) together with each delivery of the financial statements required by Section 6.01(a) or (b) hereof, deliver to the Agent and each Lender a certificate from the Authorized Officer to the effect that there has occurred no Default or Event of Default by the Borrower in the fulfillment of the terms and provisions of this Agreement; and if such Authorized Officer has obtained knowledge of such Default or Event of Default, a statement specifying the nature and period of existence thereof;

                  (e) promptly upon their becoming available to the Borrower, the Borrower shall deliver to the Agent and each Lender a copy of (i) all reports, financial statements and other information distributed by the Borrower to its partners or the financial community in general;
         (ii) any such reports, financial statements and other information relating to a Portfolio Asset of the Borrower; (iii) any reports submitted to the Borrower by independent accountants in connection with any annual, interim or special audit of the Borrower; and (iv) each regular or periodic report which shall have become effective (without exhibits except as expressly requested by the Agent or a Lender), and each final prospectus and all amendments thereto, filed by the Borrower or any Portfolio Asset of the Borrower, with the Securities and the Exchange Commission;

                  (f) promptly, and in any event within five (5) days of the Authorized Officer or Holcombe T. Green becoming aware thereof, a written notice the nature of any claims made by holders thereof in respect of the Subordinated Notes or the Warrants or the Note Purchase Agreements, including what action the Borrower or the Guarantor is taking or proposes to take with respect thereto;

                  (g) promptly, and in any event within five (5) days after the Authorized Officer or Holcombe T. Green becoming aware of any of the following occurring with respect to the Borrower or any ERISA affiliate, a written notice setting forth the nature thereof and the action, if any, that the Borrower or such ERISA affiliate proposes to take with respect thereto:

                      (i) any reportable event, as defined in Section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

                      (ii) action or threatened action by the PBGC under ERISA for the termination of, or the appointment of a trustee to administer, any plan or Multi-employer plan; or

                      (iii) any other event, transaction or condition that could result in the incurrence of any liability by the Borrower or any ERISA affiliate pursuant to Title I or IV of ERISA or under the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA affiliate under Title I or IV of ERISA or under such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, would be material;

                  (h) promptly, from time to time, deliver or cause to be delivered to the Agent and each Lender such other information regarding the Borrower's and each Subsidiary's operations, business affairs and financial condition as such Agent or Lender may reasonably request. The Agent and the Lenders are hereby authorized to deliver a copy of any such financial information delivered hereunder to the Lenders (or any affiliate of any Lender) or to the Agent only to a regulatory authority having jurisdiction over any of the Lenders or Agent or to any other Person who shall acquire or consider the acquisition of an interest in the Term Loan.

         6.02 Maintain Properties. Maintain all material properties and other personal property necessary to its operations in good working order and condition (continuing wear and tear excepted) and make all needed repairs, replacements and renewals as are necessary to conduct its business in accordance with customary business practices; provided, however, that this Section 6.02 shall not prevent the Borrower from discontinuing the operation and maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and such discontinuance will not have a material adverse effect on the financial condition, business, operations, properties or assets of the Borrower.

         6.03 Existence, Qualification, Etc. Do or cause to be done all things necessary to preserve and keep in full force and effect its existence and all material agreements, franchises, trade names, trademarks and permits and maintain its license or qualification to do business as a foreign entity in good standing in each jurisdiction in which its ownership or lease of property or the nature of its business makes such license or qualification necessary if the failure to maintain any such license or qualification would have a materially adverse effect on the financial condition, business or operations, properties or assets of the Borrower.

         6.04 Regulations and Taxes. Comply with or contest in good faith all statutes and governmental regulations and pay all taxes, assessments, governmental charges, claims for labor, supplies, rent and any other obligation which, if unpaid, might become a Lien against any of its properties except liabilities being contested in good faith by appropriate proceedings diligently pursued and against which adequate reserves have been established to the extent required by Generally Accepted Accounting Principles; provided that the Borrower need not pay any such tax or claim if (i) the amount, applicability or validity thereof is contested by the Borrower on a timely basis in good faith and in appropriate proceedings diligently pursued, and the Borrower has established adequate reserves therefor in accordance with Generally Accepted Accounting Principles on the books of the Borrower, or (ii) the nonpayment of all such taxes and claims in the aggregate could not reasonably be expected to have a material adverse effect on the financial condition, business or operations, properties or assets of the Borrower.

         6.05 Insurance. Maintain at all times insurance covering such risks and such properties as is customarily carried by similar businesses similarly situated or as the Agent may reasonably request.

         6.06 True Books. Keep true books of record and account in which full, true and correct entries will be made of all of its dealings and transactions, and set up on its books such reserves as may be required by Generally Accepted Accounting Principles with respect to all taxes, assessments, charges, levies and claims and with respect to its business in general, and include such reserves in interim as well as year-end financial statements.

         6.07 Pay Indebtedness to Lenders and Perform Other Covenants. (a) Make full and timely payment of the principal of and interest on the Notes and all other Obligations whether now existing or hereafter arising; and (b) duly comply with all the terms and covenants contained in all other Loan Documents.

         6.08 Right of Inspection. Permit any Person designated by the Agent or any Lender, at such Agent or Lender's expense, to visit and inspect any of the properties, books and financial reports of the Borrower, and to discuss its affairs, finances and accounts with its principal officers and independent certified public accountants, all at such reasonable times, at reasonable intervals and with reasonable prior notice and subject to the provisions of
Section 10.13.

         6.09 Observe all Laws. Conform to and duly observe in all material respects all laws, regulations and other valid requirements of any regulatory authority with respect to the conduct of its business.

         6.10 Knowledge of Default. Upon either the Authorized Officer or Holcombe T. Green, Jr. obtaining knowledge of any Default or Event of Default hereunder or under any other Obligation of the Borrower, cause either the Authorized Officer or Holcombe T. Green, Jr., as the case may be, to promptly notify the Agent of the nature thereof, the period of existence thereof, and what action the Borrower proposes to take with respect thereto.

         6.11 Suits or Other Proceedings. Upon either the Authorized Officer or Holcombe T. Green, Jr. obtaining knowledge of any litigation, dispute or proceedings being instituted or threatened against the Borrower or its Subsidiaries, or any attachment, levy, execution or other process being instituted against any assets of the Borrower in an aggregate amount greater than $250,000 not otherwise covered by insurance, promptly deliver to the Agent written notice thereof stating the nature and status of such litigation, dispute, proceeding, levy, execution or other process.

         6.12 Environmental Reports. Promptly provide to the Agent true, accurate and complete copies of any and all documents, including reports, submissions, notices, orders, directives, findings and correspondence made by the Borrower or any Subsidiary to the United States Environmental Protection Agency ("EPA"), the United States Occupational Safety and Health Administration ("OSHA") or to any other federal, state or local authority pursuant to any federal, state or local law, code or ordinance and all rules and regulations promulgated thereunder which require informational submissions concerning environmental, health or safety matters.

         6.13 Notice of Discharge of Hazardous Material or Environmental Complaint. Give to the Agent prompt written notice of any written complaint, order, directive, claim, citation or notice of any claim or violation by any governmental authority or any Person to the Borrower or any successor with respect to (i) air emissions, (ii) spills, releases or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing the Borrower's properties, (iii) noise emissions, (iv) solid or liquid waste disposal, or (v) the use, generation, storage, transportation or disposal of Hazardous Material. Such notices shall include, among other information, the name of the party who filed the claim, the nature of the claim and the actual or potential amount of the claim. The Borrower shall promptly comply with its obligations under law with regard to such matters. However, the Borrower shall not be obligated to give such notice to Agent of discharge or existence of any Hazardous Material which occurs legally in accordance with and pursuant to the terms and conditions of a valid governmental permit, license, certificate or approval therefor.

         6.14 Indemnification. Defend, indemnify and hold Agent and Lenders harmless from and against any and all claims, losses, liabilities, damages and expenses (including, without limitation, cleanup costs and reasonable attorneys' fees including those arising by reason of any of the aforesaid or an action against the Borrower or any Subsidiary under this indemnity) arising directly or indirectly from, out of or by reason of the handling, storage, treatment, emission or disposal of any Hazardous Material by or in respect of the Borrower or any Subsidiary or any Property. The provisions of this Section shall survive repayment of the Obligations and expiration or termination of this Agreement.

         6.15 Further Assurances. At its cost and expense, upon request of the Agent, duly execute and deliver, or cause to be duly executed and delivered by a duly authorized officer of the

Borrower, to the Agent such further instruments, documents, certificates and statements, and do and cause to be done such further acts that the Agent may reasonably deem necessary to create and preserve the Liens (and the perfection and priority thereof) of the Agent for the ratable benefit of the Lenders contemplated hereby and by the other Loan Documents and otherwise to carry out more effectively the provisions and purposes of this Agreement and the other Loan Documents.

         6.16 ERISA Requirement. Comply with all requirements of ERISA applicable to it and furnish to the Agent as soon as possible and in any event
(i) within thirty (30) days after the Borrower or duly appointed administrator of an employee benefit plan knows or has reason to know that any reportable event with respect to any such plan has occurred, a written statement of an Authorized Officer describing in reasonable detail such reportable event and any action which the Borrower proposes to take with respect thereto, together with a copy of the notice of such reportable event given to the Pension Benefit Guaranty Corporation or a statement that said notice will be filed with the annual report of the United States Department of Labor with respect to such plan if such filing has been authorized, (ii) promptly after receipt thereof, a copy of any notice that the Borrower or any Subsidiary may receive from the Pension Benefit Guaranty Corporation relating to the intention of the Pension Benefit Guaranty Corporation to terminate any employee benefit plan or plans or to appoint a trustee to administer any such plan, and (iii) within 10 days after a filing with the Pension Benefit Guaranty Corporation pursuant to Section 412(n) of the Internal Revenue Code of a notice of failure to make a required installment or other payment with respect to a plan, a certificate setting forth details as to such failure and the action that the Borrower or its Subsidiary proposes to take with respect thereto, together with a copy of such notice given to the Pension Benefit Guaranty Corporation.

         6.17 Continued Operations. (a) Notify the Agent of any change of its chief executive offices and principal place of business at 3343 Peachtree Road, Suite 1420, Atlanta, Georgia 30326, and (b) continue at all times to preserve, protect and maintain free from Liens its patents, copyrights, licenses, trademarks, trademark rights, trade names, trade name rights, trade secrets and know-how necessary or useful in the conduct of its operations.

         6.18 [Section Intentionally Omitted].

         6.19 Interest Reserve Account.

         (a) For the period from the Restatement Date through August 31, 1998, maintain at all times within the Interest Reserve Account an amount of cash which, together with sum certain payments to be made to the Agent, as assignee of rights of the Borrower, under any Swap Agreements in effect, will be sufficient to pay all interest which will be due on the Term Loan through August 31, 1998, determined as set forth in Section 6.24.

         (b) If the maturity date of the Term Loan is extended to the Final Maturity Date pursuant to Section 2.10 hereof, then for the period from September 1, 1998 through the Final Maturity Date, maintain at all times within the Interest Reserve Account an amount of cash which, together with sum certain payments to be made to the Agent, as assignee of rights of the Borrower under any Swap Agreements in effect, will be sufficient to pay all interest which will be due on the Term Loan through the Final Maturity Date.

         6.20 Collateral Value Requirement. Maintain at all times an aggregate Collateral Value (hereinafter defined) for the Pledged Borrower Collateral described on Schedule 1.01(a) hereof (excluding for purposes of such calculation the Capital Stock of the Guarantor) of at least the following amounts:

         (a) (i) At least 2.15 times (2.15X) the principal balance of the Term Loan at (A) the Effective Date (as defined in Section 2.15) and (B) the effective date of any extension of the Final Maturity Date pursuant to Section 2.10 hereof; and (ii) at all other times except as otherwise set forth in subparagraph (b) hereof, at least one and three-quarters times (1.75X) the principal balance of the Term Loan at the time of measurement; and

         (b) At least two times (2X) the principal balance of the Term Loan following any disposition of Pledged Borrower Collateral or Pledged Guarantor Collateral as permitted pursuant to Section
                  7.03 hereof or Section 9(c) of the Guaranty or the distribution of assets to the partners of the Borrower pursuant to Section 7.09 hereof.

         "Collateral Value" shall mean the aggregate value of the following assets calculated at any time as follows: All shares of Class A Common Stock, $.01 par value of Westpoint Stevens Inc. which shall be valued based upon the closing price as of the most recent date of such shares as reported on the NASDAQ National Market System or on the New York Stock Exchange, as the case may be.

         6.21 Operating Reserve Account. Cause to be deposited in the Operating Reserve Account (Borrower) simultaneously with receipt (i) all amounts allowed to be deposited therein as a reserve pursuant to the definition of "Net Available Cash" and (ii) cash payments received from time to time as interest or dividends on Portfolio Assets other than Pledged Borrower Collateral (net of all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under Generally Accepted Accounting Principles as a consequence of such interest or dividends); and use amounts therein only to pay ordinary and necessary operating expenses of Borrower.

         6.22 [intentionally left blank]

         6.23 Listing of Pledged Borrower Collateral and Pledged Guarantor Collateral. Cause the Pledged Borrower Collateral and the Pledged Guarantor Collateral to remain listed on a national securities exchange or the NASDAQ National Market System.

         6.24 Rate Protection. (a) On or before the thirtieth (30th) day following the Restatement Date (such date called the "Lock Date"), either (i) select an interest rate option providing for a fixed amount of interest payable through August 31, 1998 (evidenced by delivery of an Interest Selection Notice pursuant to Section 2.09 hereof) with respect to 100% of the Term Loan, which amount shall not exceed the initial amount of cash held in the Interest Reserve Account, or (ii) enter into one or more appropriate Swap Agreements on terms and conditions satisfactory to the Agent, with respect to 100% of the Term Loan, which Swap Agreements shall provide interest rate protection satisfactory to the Agent to, in effect, eliminate any risk of the payment by the Borrower of an amount of interest on the Term Loan (as supplemented by payments under the Swap Agreements) through August 31, 1998 in excess of the initial amount of cash held in the Interest Reserve Account. The Borrower agrees to deliver to the Agent for deposit into the Interest Reserve Account on the Lock Date cash necessary to cause the amount of cash held therein, the extent not deposited therein on the Restatement Date, to meet the requirements of this Section 6.24(a).

         (b) If the maturity date of the Term Loan is extended to the Final Maturity Date pursuant to Section 2.10 hereof, then, on or before August 31, 1998, and as a condition to extension of such maturity date, either (i) select an interest rate option providing for a fixed amount of interest payable through the Final Maturity Date (evidenced by delivery of an Interest Selection Notice pursuant to Section 2.09 hereof) with respect to 100% of the Term Loan, which amount shall not exceed the amount of cash held in the Interest Reserve Account, or (ii) enter into one or more appropriate Swap Agreements on terms and conditions satisfactory to the Agent, with respect to 100% of the Term Loan, which Swap Agreements shall provide interest rate protection satisfactory to the Agent to, in effect, eliminate any risk of the payment by the Borrower of an amount of interest on the Term Loan (as supplemented by payments under the Swap Agreements) through the Final Maturity Date in excess of the amount of cash held in the Interest Reserve Account. The Borrower agrees to deliver to the Agent for deposit into the Interest Reserve Account on August 31, 1998 cash necessary to cause the amount of cash held therein to meet the requirements of this Section 6.24(b).

         (c) Simultaneously with the entering into of Swap Agreements to satisfy the terms of this Section 6.24, the Borrower will assign to, and grant the Agent a lien and security interest in, such Swap Agreements, payments to be made thereunder and proceeds thereof, pursuant to assignment and security agreements satisfactory to

Agent, and shall deliver an opinion letter of its counsel covering such matters determined by Agent and take such other actions and execute and deliver such other documents as Agent may deem necessary to protect and perfect the rights and lien of Agent in such items.

         6.25 Operating Expense Reserve. On the Restatement Date have at least $300,000 in the Operating Reserve Account (Borrower) which shall be pledged to the Agent pursuant to the Assignment of Deposit Account (Operating Reserve of Borrower) and used as provided by Section 6.21 hereof.

                                   ARTICLE VII

                               Negative Covenants

         Until the Obligations have been paid and satisfied in full and this Agreement has been terminated in accordance with the terms hereof, unless the Required Lenders shall otherwise consent in writing, the Borrower will not, nor will it permit any Subsidiary to,

         7.01 Indebtedness. Incur, create, assume or permit to exist any Indebtedness, howsoever evidenced, except

               (i) Indebtedness arising in connection with this Agreement in respect of the Loans and other Obligations;

               (ii) Indebtedness represented by the loan from the Guarantor to the Borrower in the amount of $10,000,000 made on February 25, 1994 to enable Borrower to repay $10,000,000 in indebtedness to NationsBank on such date;

               (iii) Indebtedness represented by the Georgia Credit; and

               (iv) the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business.

         7.02 Liens. Incur, create or permit to exist any pledge, Lien, charge or other encumbrance of any nature whatsoever with respect to any property or assets now owned or hereafter acquired by the Borrower, other than (i) Liens for taxes not yet due and payable or being contested as permitted hereinabove; (ii) carriers', warehouseman's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business, payment for which is not yet due or which is being contested in good faith and by appropriate proceedings diligently conducted and for which appropriate reserves have been established and are maintained; (iii) pledges or deposits in connection with worker's compensation, unemployment insurance and other social security legislation; (iv) deposits to secure the performance of utilities, leases, statutory obligations and surety and appeal bonds and other obligations of a like nature incurred in the ordinary course of business; (v) bankers' Liens arising by statute or under customary terms regarding depositary relationships on deposits held by financial institutions with whom the Borrower maintains deposits; (vi) customary restrictions imposed by leases of software; (vii) Liens securing the Georgia Credit on the HM Shares; or (viii) Liens incurred in favor of the Agent for the ratable benefit of the Lenders pursuant to the Loan Documents.

         7.03 Asset Dispositions. Except as set forth in Section 7.09, sell, transfer, assign, lease, sublease or otherwise dispose of (in one transaction or in a series of transactions), all or any substantial part of any asset (whether now owned or hereafter acquired) or any capital stock of the Borrower or any Portfolio Asset of the Borrower; provided that, as long as the disposition and application of the Net Available Cash pursuant to the terms hereof will not cause a Default or Event of Default hereunder, the Borrower may dispose of Pledged Borrower Collateral (other than capital stock of the Guarantor) so long as (i) the Borrower receives consideration at the time of such disposition at least equal to the fair market value, as determined in good faith by the Board of Directors of the General Partner the determination of which shall be evidenced by a resolution approved by the Board of Directors of the General Partner of the shares and assets subject to such disposition, (ii) 100% of the consideration therefor received by the Borrower is in the form of cash and has been deposited in the Borrower Disposition Collateral Account and held subject to the Assignment of Deposit Account (Proceeds of Borrower Dispositions), (iii) such disposition and the application of the proceeds thereof does not cause or permit to exist any violation of Regulation U of the Board, (iv) the Borrower delivers a certificate from its Authorized Officer to the Agent certifying that such disposition complies with clauses (i), (ii) and (iii) and setting forth the calculation of such Regulation U compliance and (v) an amount equal to 100% of the Net Available Cash from such disposition is applied by the Borrower to repay the Loans in accordance with Section 2.04(c) hereof.

         7.04 Investments. Purchase, own, invest in or otherwise acquire, directly or indirectly, any stock or other Securities, or make or permit to exist any interest whatsoever in any other Person or permit to exist any loans or advances to any Person; provided, the Borrower may maintain investments or invest in (i) Permitted Investments as permitted pursuant to Section 2.04(c) or
Section 6.22 hereof, or (ii) shares of capital stock owned by the Borrower as listed on Schedule 1.01(a) hereto.

         7.05 Dissolution or Winding Up. Effect a dissolution or winding up of the Borrower.

         7.06 Transactions with Affiliates. Enter into any transaction after the date hereof, including, without limitation, the purchase, sale, leasing or exchange of property, real or personal, or the rendering of any service, with any partner of or officer or director of a partner of the Borrower, except upon fair and reasonable terms no less favorable to the Borrower than would be obtained in a comparable arm's-length transaction with a Person not a partner, officer or director.

         7.07 ERISA. With respect to all employee pension benefit plans maintained by the Borrower or any Subsidiary:

              (i) terminate any of such employee pension benefit plans so as to incur any liability in excess of $25,000 to the Pension Benefit Guaranty Corporation established pursuant to ERISA;

                  (ii) allow or suffer to exist any prohibited transaction involving any of such employee pension benefit plans or any trust created thereunder which would subject the Borrower to a tax or penalty or other liability on prohibited transactions in excess of $25,000 imposed under Internal Revenue Code Section 4975 or ERISA;

                  (iii) fail to pay to any such employee pension benefit plan any contribution which it is obligated to pay under the terms of such plan;

                  (iv) allow or suffer to exist any accumulated funding deficiency, whether or not waived, with respect to any such employee pension benefit plan;

                  (v) allow or suffer to exist any occurrence of a reportable event or any other event or condition, which presents a material risk of termination by the Pension Benefit Guaranty Corporation of any such employee pension benefit plan that is a Single Employer Plan, which termination could result in any liability to the Pension Benefit Guaranty Corporation; or

                  (vi) incur any withdrawal liability with respect to any Multi-employer Plan which is not fully funded.

         7.08 Fiscal Year. Change its Fiscal Year.

         7.09 Restricted Payments. Declare, pay or make (in any form) any distributions in reduction of capital or otherwise in respect of any partnership interest in the Borrower or purchase or redeem any partnership interest in the Borrower or agree to do any of the foregoing, except that Borrower may distribute to its partners:

                  (i) such amount as may be determined in calculating Net Available Cash as may be necessary to enable such partners to pay taxes on partnership income in respect of the Borrower.

         7.10 Business Operations. Engage in any business or operations other than that being conducted on the date hereof.

         7.11 Control of Guarantor. Permit any change in the stockholders or otherwise in the ownership of the Guarantor that would result in the Borrower owning and controlling less than 100% of the Guarantor.

         7.12 Change in Partnership Structure. Permit any change in its partners or otherwise in its ownership structure other than sales of limited partnership interests on an arms-length basis for fair value; provided, that in no event shall the Borrower permit any such change that would result in Holcombe T. Green, Jr. and his affiliates no longer controlling the Borrower.

         7.13 Subsidiaries. Form or otherwise own any Subsidiary.

         7.14 Investment Company. Take any action that would cause the Borrower or the Guarantor to constitute an "investment company," or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

                                  ARTICLE VIII

                       Events of Default and Acceleration

         8.01 Events of Default. If any one or more of the following events (herein called "Events of Default") shall occur for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), that is to say:

                  (a) if default shall be made in the due and punctual payment of the principal of any Loan, when and as the same shall be due and payable whether pursuant to any provision of Article II hereof, at maturity, by acceleration or otherwise, and such default shall continue for more than five (5) days after the date such payment was due; or

                  (b) if default shall be made in the due and punctual payment of any amount of interest on any Loan or of any fees on the date on which the same shall be due and payable, and such default shall continue for more than five (5) days after the date such payment was due; or

                  (c) if default shall be made in the performance or observance of any covenant set forth in Sections 2.04, 6.11, 6.12, 6.13, 6.14,
         6.20 or 6.21 or Article VII hereof; or

                  (d) if a default shall be made in the performance or observance of, or shall occur under, any covenant, agreement or provision contained in this Agreement or the Notes (other than as described in clauses (a), (b) or (c) above) and such default shall continue for 30 or more days after the earlier of receipt of notice of such default by the Authorized Officer from the Agent or the Borrower becomes aware of such default, or if a default shall be made in the performance or observance of, or shall occur under, any covenant, agreement or provision contained in any of the Borrower's Pledge Agreement, the Guaranty or the Guarantor's Pledge Agreement (beyond any applicable grace period contained therein), or if any Loan Document ceases to be in full force and effect (other than by reason of any action by the Agent or any Lender), or, if without the written consent of the Lenders, this Agreement or any other Loan Document shall be disaffirmed or shall terminate, be terminable or be terminated or become void or unenforceable for any reason whatsoever (other than in accordance with its terms in the absence of default or by reason of any action by the Agent or any Lender); or

                  (e) if a default shall occur (i) in the payment of any principal, interest or premium with respect to any Indebtedness (other than the Loans) of the Borrower; or (ii) in the performance, observance or fulfillment of any term or covenant contained in any agreement or instrument under or pursuant to which any such Indebtedness may have been issued, created, assumed, guaranteed or secured by the Borrower, and such default shall continue for more than the period of grace, if any, therein specified, or if such default shall permit the holder of any such Indebtedness to accelerate the maturity thereof; or

                  (f) if any representation, warranty or other statement of fact contained herein or in any writing, certificate, report or statement at any time furnished to the Agent or any Lender by the Borrower pursuant to or in connection with this Agreement, or otherwise, shall be false or misleading in any material respect when given, whether or not such representation, warranty or statement was qualified or otherwise made on the basis of knowledge of the Borrower or within the knowledge of the Borrower; or

                  (g) if the Borrower, the Guarantor or any Subsidiary shall (i) be unable to pay its debts generally as they become due; (ii) file a petition to take advantage of any insolvency statute; (iii) make an assignment for the benefit of its creditors; (iv) commence a proceeding for the appointment of a receiver, trustee, liquidator or conservator of itself or of the whole or any substantial part of its property; or
         (v) file a petition or answer seeking reorganization or arrangement or similar relief under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state; or

                  (h) if a court of competent jurisdiction shall enter an order, judgment or decree appointing a custodian, receiver, trustee, liquidator or conservator of the Borrower, the Guarantor or any Subsidiary or of the whole or any substantial part of its properties, or approve a petition filed against the Borrower, the Guarantor or any Subsidiary seeking reorganization or arrangement or similar relief under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state; or if, under the provisions of any other law for the relief or aid of debtors, a court of competent jurisdiction shall assume custody or control of the Borrower, the Guarantor or any Subsidiary or of the whole or any substantial part of its properties; or if there is commenced against the Borrower, the Guarantor or any Subsidiary any proceeding or petition seeking reorganization, arrangement or similar relief under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state, which proceeding or petition remains undismissed for a period of sixty (60) days; or if the Borrower, the Guarantor or any Subsidiary takes any action to indicate its consent to or approval of any such proceeding or petition; or

                  (i) if (i) any judgment where the amount not covered by insurance (or the amount as to which the insurer denies liability) is in excess of $1,000,000 is rendered against the Borrower, the Guarantor or any Subsidiary, or (ii) there is any attachment, injunction or execution against any of the Borrower's, the Guarantor's or any Subsidiary's properties for any amount in excess of $1,000,000; and such judgment, attachment, injunction or execution remains unpaid, unstayed or undismissed for a period of thirty (30) days; or

                  (j) if (i) the Borrower, the Guarantor or any Subsidiary shall engage in any prohibited transaction (as described in Section 7.07(ii) hereof) involving any employee pension benefit plan of the Borrower, the Guarantor or any Subsidiary, (ii) any accumulated funding deficiency (as referred to in Section 7.07(iv) hereof), whether or not waived, shall exist with respect to any Single Employer Plan, (iii) a reportable event (as referred to in Section 7.07(v) hereof) (other than a reportable event for which the statutory notice requirement to the Pension Benefit Guaranty Corporation has been waived by regulation) shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed to administer or to terminate, any Single Employer Plan, which reportable event or institution of proceedings is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Single Employer Plan for purposes of Title IV of ERISA, and in the case of such a reportable event, the continuance of such reportable event shall be unremedied for thirty (30) days after notice of such reportable event pursuant to Section 4043(a), (c) or (d) of ERISA is given, as the case may be, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) the Borrower, the Guarantor or any Subsidiary shall withdraw from a Multi-employer Plan for purposes of Title IV of ERISA, and, as a result of any such withdrawal, the Borrower, the Guarantor or any Subsidiary shall incur withdrawal liability to such Multi-employer Plan, or (vi) any other event or condition shall occur or exist; and in each case in clauses (i) through (vi) of this Section 8.01(j), such event or condition, together with all other such events or conditions, if any, could subject the Borrower, the Guarantor or any Subsidiary to any tax, penalty or other liabilities in the aggregate material in relation to the business, operations, property or financial or other condition of the Borrower, the Guarantor or any Subsidiary, and in each such case the event or condition is not remedied to the satisfaction of the Agent within thirty (30) days after the earlier of
         (x) receipt of notice of such event or condition by the Authorized Officer from the Agent or (y) the Borrower, the Guarantor or any Subsidiary becomes aware of such event or condition;

then, and in any such event and at any time thereafter, if such Event of Default or any other Event of Default shall then be continuing, the Agent shall at the direction of the Required Lenders, at their option, declare by notice to the Borrower any or all of the Obligations to be immediately due and payable, and the same, all interest accrued thereon and all other Obligations of the Borrower to the Lenders shall forthwith become immediately due and payable without presentment, demand, protest, notice or other formality of any kind, all of which are hereby expressly waived, anything contained herein or in any instrument evidencing the Obligations to the contrary notwithstanding; provided, however, that notwithstanding the above, if there shall occur an Event of Default under clause (g) or (h) above, then the obligation of the Lenders to lend hereunder shall automatically terminate and any and all of the Obligations shall be immediately due and payable without the necessity of any action by the Agent or the Required Lenders or notice to or by the Agent or the Lenders.

         8.02 Agent to Act. In case any one or more Events of Default shall occur and be continuing, the Agent may, and at the direction of the Required Lenders shall, proceed to protect and enforce their rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained herein or in any other Loan Document, or to enforce the payment of the Obligations or any other legal or equitable right or remedy.

         8.03 Cumulative Rights. No right or remedy herein conferred upon the Lenders or the Agent is intended to be exclusive of any other rights or remedies contained herein or in any other Loan Document, and every such right or remedy shall be cumulative and shall be in addition to every other such right or remedy contained herein and therein or now or hereafter existing at law or in equity or by statute, or otherwise.

         8.04 Allocation of Proceeds. If an Event of Default has occurred and is continuing, and the maturity of the Notes has been accelerated pursuant to
Section 8.01 hereof, all payments received by the Agent under this Agreement in respect of any principal of or interest on the Obligations or any other amounts payable by the Borrower hereunder shall be applied by the Agent in the following order:

                  (i)   amounts due to the Lenders pursuant to Sections 2.11,
         10.06 and 10.12 hereof;

                  (ii) amounts due to the Agent pursuant to Section 9.11 hereof;

                  (iii) amounts due to any Lender pursuant to Sections 3.01 and 3.04;

                  (iv)  payments of interest, to be applied in accordance with
         Section 2.07 hereof;

                  (v)  payments of principal, to be applied in accordance with
         Section 2.07 hereof; and

                  (vi) payments of all other amounts due under this Agreement, if any, to be applied in accordance with each Lender's pro rata share of all principal due to the Lenders.

                                   ARTICLE IX

                                    The Agent

         9.01 Appointment. Each Lender hereby irrevocably designates and appoints NationsBank as the Agent of the Lenders under this Agreement and the other Loan Documents, and each of the Lenders hereby irrevocably authorizes NationsBank, as the Agent for such Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are expressly delegated to the Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. The Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any of the Lenders, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Agent.

         9.02 Attorneys-in-fact. The Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Agent shall not be responsible to the Lenders for the gross negligence or willful misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

         9.03 Limitation on Liability. Neither the Agent nor any of its officers, directors, employees, agents or attorneys-in-fact shall be liable to the Lenders for any action lawfully taken or omitted to be taken by it or them under or in connection with this Agreement or any of the other Loan Documents except for its or their own gross negligence or willful misconduct. Neither the Agent nor any of its affiliates shall be responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by the Borrower, any of its Subsidiaries or any officer thereof contained in this Agreement or in any of the other Loan Documents, or in any certificate, report, statement or other document referred to or provided for in or received by the Agent under or in connection with this Agreement or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any of the other Loan Documents, or for any failure of the Borrower to perform its obligations hereunder or thereunder. The Agent shall not be under any obligation to any of the Lenders to ascertain or to inquire as to the observance or performance of any of the terms, covenants or conditions of this Agreement or any of the other Loan Documents on the part of the Borrower or to inspect the properties, books or records of the Borrower or its Subsidiaries.

         9.04 Reliance. The Agent shall be entitled to rely, and shall be fully protected in relying, upon any Note, writing, resolution, notice, consent certificate, affidavit, letter, cablegram, telegram, telecopy or telex message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower), independent accountants and other experts selected by the Agent. The Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless an Assignment and Acceptance properly completed and fully executed shall have been filed with and accepted by the Agent pursuant to
Section 10.01 hereof. The Agent shall be fully justified in failing or refusing to take any action under this Agreement or any of the other Loan Documents unless it shall first receive advice or concurrence of the Lenders or the Required Lenders as provided in this Agreement or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Subject to the provisions of Section 10.07, the Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all present and future holders of the Notes.

         9.05 Notice of Default. The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Agent has received notice from a Lender, the Authorized Officer or the Borrower or any of its Subsidiaries referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Agent receives such a notice, the Agent shall promptly give notice thereof to the Lenders. The Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that, unless and until the Agent shall have received such directions, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

         9.06 No Representations. Each Lender expressly acknowledges that neither the Agent nor any of its affiliates has made any representations or warranties to it and that no act by the Agent hereafter taken, including any review of the affairs of the Borrower or any of its Subsidiaries, shall be deemed to constitute any representation or warranty by the Agent to any Lender. Each Lender represents to the Agent that it has, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and made its own decision to enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and to make such investigation as it deems necessary to inform itself as to the status and affairs, financial or otherwise, of the Borrower and its Subsidiaries. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Agent hereunder, the Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower or any of its Subsidiaries which may come into the possession of the Agent or any of its affiliates.

         9.07 Indemnification. The Lenders agree to indemnify the Agent in its capacity as such (to the extent not reimbursed by the Borrower or any of its Subsidiaries and without limiting any obligations of the Borrower or any of its Subsidiaries so to do), ratably according to each Lender's Applicable Commitment Percentage, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may at any time (including without limitation at any time following the payment of the Notes) be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of this Agreement or any other Loan Document or the transactions contemplated hereby or any action taken or omitted by the Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. The agreements in this subsection shall survive the payment of the Obligations and the termination of this Agreement.

         9.08 Lender. The Agent and its affiliates may make loans to, accept deposits from and generally engage in, or continue, any kind of business or contract or agreement with the Borrower and the Guarantor and any Subsidiaries or any of their affiliates as though it were not the Agent hereunder. With respect to Loans made or renewed by it and any Note issued to it, NationsBank shall have the same rights and powers under this Agreement as any Lender and may exercise the same as though it were not the Agent, and the terms "Lender" and "Lenders" shall, unless the context otherwise indicates, include NationsBank in its individual capacity.

         9.09 Resignation. If the Agent shall resign as Agent under this Agreement, then the Required Lenders may appoint a successor Agent for the Lenders, which shall be a commercial bank organized under the laws of the United States or any state thereof, having a combined surplus and capital of not less than $500,000,000, whereupon such successor Agent shall succeed to the rights, powers and duties of the former Agent and the obligations of the former Agent shall be terminated and canceled, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement; provided, if the Required Lenders cannot agree as to a successor Agent within ninety (90) days after such resignation, the Agent shall appoint a successor Agent and the parties hereto agree to execute whatever documents are necessary to effect such action under this Agreement or any other document executed pursuant to this Agreement; provided, however, in such event all provisions of this Agreement and the Loan Documents shall remain in full force and effect. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

         9.10 Sharing of Payments, etc. Each Lender agrees that if it shall, through the exercise of a right of banker's lien, set-off, counterclaim or otherwise, obtain payment with respect to its Obligations (other than any payment pursuant to Article III) which results in its receiving more than its pro rata share of the aggregate payments with respect to all of the Obligations (other than any payment pursuant to Article III), then (A) such Lender shall be deemed to have simultaneously purchased from the other Lenders a share in their Obligations so that the amount of the Obligations held by each of the Lenders shall be pro rata and (B) such other adjustments shall be made from time to time as shall be equitable to insure that the Lenders share such payments ratably; provided, however, that for purposes of this Section 9.10, the term "pro rata" and "ratably" and "ratable" shall be determined with respect to the Loan Commitment of each Lender. If all or any portion of any such excess payment is thereafter recovered from the Lender which received the same, the purchase provided in this Section 9.10 shall be rescinded to the extent of such recovery, without interest. The Borrower expressly consents to the foregoing arrangements and agrees that each Lender so purchasing a portion of the other Lenders' Obligations may exercise all rights of payment (including, without limitation, all rights of set-off, banker's lien or counterclaim) with respect to such portion as fully as if such Lender were the direct holder of such portion.

         9.11 Fees. The Borrower agrees to pay to the Agent, for its individual account, such Agent's fee as the Borrower and the Agent shall mutually agree upon, if any.

         9.12 Notices. The Agent will, promptly after receipt by it of a notice or document under Sections 6.11, 6.12, 6.13, 6.14, 6.16 and 6.17 of this Agreement, deliver a copy of such notice to the other Lenders. Further the Agent shall give the Lenders notice of its resignation delivered under Section 9.09 hereof.

         9.13 Dispositions of Collateral. The Lenders agree that the Agent may take all necessary actions, including the release of Pledged Borrower Collateral or Pledged Guarantor Collateral, in connection with the sale or other disposition of any such Pledged Borrower Collateral or Pledged Guarantor Collateral pursuant to and in compliance with the provisions hereof or of the Guaranty, as the case may be.

                                    ARTICLE X

                                  Miscellaneous

         10.01    Assignments and Participations.

                  (a) At any time after the Restatement Date and subject to the provisions of subsection (g) of this Section 10.01, each Lender may, with the prior consent of the Agent and the Borrower, which consent shall not be unreasonably withheld, assign to one or more banks or financial institutions all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of the Note payable to its order); provided, that (i) each such assignment shall be of a constant, and not a varying, percentage of all of the assigning Lender's rights and obligations under this Agreement;
         (ii) for each assignment involving the issuance and transfer of a Note, the assigning Lender shall execute an Assignment and Acceptance and the Borrower hereby consents to execute replacement Notes to give effect to the assignment; (iii) the minimum Loan Commitment which shall be assigned is $1,000,000; and (iv) such assignee shall have an office located in the United States. Upon such execution, delivery, approval and acceptance, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and shall, to the extent that rights and obligations hereunder or under such Note have been assigned or negotiated to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and a holder of such Note and (y) the assignor thereunder shall, to the extent that rights and obligations hereunder or under such Note have been assigned or negotiated by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement. Any Lender who makes an assignment shall pay to the Agent a one-time administrative fee of $5,000.00, except the foregoing fee shall not be payable in the event of an assignment by a Lender to an affiliate of such Lender.

                  (b) By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) the assignment made under such Assignment and Acceptance is made under such Assignment and Acceptance without recourse; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of its obligations under any Loan Document or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements of the Borrower delivered pursuant to Article VI of this Agreement and such other Loan

         Documents and other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement, the Note and the other Loan Documents as are delegated to the Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto; and (vi) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender and a holder of such Note.

                  (c) The Agent shall maintain at its address referred to herein a copy of each Assignment and Acceptance delivered to and accepted by it.

                  (d) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender, the Agent shall give prompt notice thereof to the Borrower.

                  (e) Each Lender may sell participations to one or more banks or other entities as to all or a portion of its rights and obligations under this Agreement; provided, that (i) such Lender's obligations under this Agreement shall remain unchanged; (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; (iii) such Lender shall remain the holder of any Note issued to it for the purpose of this Agreement; (iv) such participations shall be in a minimum amount of $5,000,000; and (v) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and with regard to any and all payments to be made under this Agreement; provided further, that the participation agreement between a Lender and its participants may provide that such Lender will obtain the approval of such participant prior to such Lender's agreeing to any amendment or waiver of any provisions of this Agreement which would (A) extend the maturity of the Note, (B) reduce the interest rate hereunder, or (C) increase the Loan Commitment of the Lender granting the participation; and (vi) the sale of any such participations which require the Borrower to file a registration statement with the United States Securities and Exchange Commission or under the securities regulations or laws of any state shall not be permitted.

                  (f) Any Lender may assign or participate all or any portion of its rights and obligations under this Agreement in favor of any Federal Reserve Bank in accordance with applicable regulations of the Board and the applicable operating circular of such Federal Reserve Bank at any time without consent of the Borrower and may assign or participate all or any portion of its rights or obligations under this Agreement to any affiliated lending institution (i.e., having common ownership) without the consent of the Borrower, so long as such assignment, in and of itself, will not give rise to additional costs to the Borrower.

         10.02 Notices. Any notice shall be conclusively deemed to have been received by any party hereto and be effective on the day on which delivered to such party (against receipt therefor) at the address set forth below or such other address as such party shall specify to the other parties in writing (or, in the case of telephonic notice or notice by telecopy, telegram or telex (where the receipt of such message is verified by return) expressly provided for hereunder, when received at such telephone, telecopy or telex number as may from time to time be specified in written or verbal notice to the other parties hereto or otherwise received), or if sent prepaid by certified or registered mail return receipt requested, on the third Business Day after the day on which mailed, addressed to such party at said address:

                  (a)  if to the Borrower:

                           WPS Investors, L.P.
                           3343 Peachtree Road, Suite 1420
                           Atlanta, Georgia 30326
                           Attention:  Mr. Holcombe T. Green, Jr.

                  (b)  if to the Authorized Officer:

                           at the address set forth for
                           receipt of notices in the
                           notice of appointment thereof.

                  (c)  if to the Guarantor:

                           New Street Capital Corporation
                           3343 Peachtree Road, Suite 1420
                           Atlanta, Georgia 30326
                           Attention:  Mr. Holcombe T. Green, Jr.

                  (d)  if to the Agent:

                           NationsBank, N.A.
                           NationsBank Corporate Center
                           NC 1-002-17-21
                           Charlotte, North Carolina 28255
                           Attention:  Ms. Libby Garver, Specialized Corporate

                                        Lending Support
                           FAX: 704-386-8594

                  (e)      if to the Lenders:

                           At the addresses set forth on the signature pages hereof and on the signature page of each Assignment and Acceptance.

         10.03 No Waiver. No course of dealing between the Borrower and any Lender or the Agent or any failure or delay on the part of the Agent or any Lender in the exercise of any right, power or privilege hereunder shall operate as a waiver of any such right, power or privilege nor shall any such failure or delay preclude any other or further exercise thereof or of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

         10.04 Setoff. The Borrower agrees that the Agent and each Lender shall have a lien for all the Obligations of the Borrower upon all deposits or deposit accounts, of any kind, or any interest in any deposits or deposit accounts thereof, now or hereafter pledged, mortgaged, transferred or assigned to the Agent (or any affiliate) or such Lender (or any affiliate) or otherwise in the possession or control of the Agent (or any affiliate) or such Lender (or any affiliate) for any purpose for the account or benefit of the Borrower and including any balance of any deposit account or of any credit of the Borrower with the Agent (or any affiliate) or such Lender (or any affiliate), whether now existing or hereafter established, hereby authorizing the Agent and each Lender at any time or times with or without prior notice to apply such balances or any part thereof to such of the Obligations of the Borrower to the Lenders then past due and in such amounts as they may elect, and whether or not the collateral or the responsibility of other Persons primarily, secondarily or otherwise liable may be deemed adequate. For the purposes of this paragraph, all remittances and property shall be deemed to be in the possession of the Agent (or any affiliate) or such Lender (or any affiliate) as soon as the same may be put in transit to it by mail or carrier or by other bailee.

         10.05 Survival. All covenants, agreements, representations and warranties made herein shall survive the making by the Lenders of the Term Loan and the execution and delivery to the Lenders of this Agreement and the Notes and shall continue in full force and effect so long as any of the Obligations remain outstanding. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party, and all covenants, provisions and agreements by or on behalf of the Borrower which are contained in this Agreement and the Notes shall inure to the benefit of the successors and permitted assigns of the Lenders or any of them.

         10.06 Expenses. The Borrower agrees (a) to pay or reimburse the Agent for all its reasonable and customary out-of-pocket costs and expenses actually incurred in connection with the preparation, negotiation and execution of this Agreement or any of the other Loan Documents, and the consummation of the transactions contemplated hereby and thereby, including, without limitation, the reasonable and customary fees and disbursements of counsel to the Agent actually incurred, (b) to pay or reimburse each of the Agent and the Lenders for all its reasonable and customary out-of-pocket costs and expenses actually incurred in connection with any amendment, supplement or modification to this Agreement or any of the other Loan Documents and the consummation of the transactions contemplated thereby, including, without limitation, the reasonable and customary fees and disbursements of counsel to the Agent or the Lenders actually incurred, (c) to pay or reimburse the Agent and Lenders and the Lenders for all their costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, including without limitation, the reasonable fees and disbursements of their counsel, and (d) to pay, indemnify and hold the Agent and the Lenders harmless from any and all recording and filing fees and any and all liabilities with respect to, or resulting from any failure to pay or delay in paying, documentary, stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation of any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement. The agreements in this Section 10.06 shall survive repayment of the Notes and all other Obligations hereunder.

         10.07 Amendments. No amendment, modification or waiver of any provision of this Agreement or any of the Loan Documents and no consent by the Lenders to any departure therefrom by the Borrower shall be effective unless such amendment, modification or waiver shall be in writing and signed by the Agent, but only upon having received the written consent of the Required Lenders, and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing; provided, however, that no such amendment, modification or waiver

               (i) which changes, extends or waives any provision of Section 9.10, Section 2.10 or this Section 10.07; releases the Borrower from, or reduces the amount of, any indebtedness issued hereunder; extends any interest payment date or the due date of any scheduled installment of or the rate of interest payable on any Loan (except in connection with the extension of the maturity date of the Term Loan pursuant to
         Section 2.10 hereof); changes the definition of Required Lenders; releases any Pledged Borrower Collateral or Pledged Guarantor Collateral (otherwise than in connection with the disposition of any such collateral in accordance with the terms hereof); increases or extends the Loan Commitment of any Lender; releases or modifies the obligations of the Guarantor; changes the amount of fees payable to Lenders; or waives any condition to the making of any Loan, shall be effective unless in writing and signed by each of the Lenders; provided, however, the Required Lenders may in their sole discretion waive any Default or Event of Default (other than any Event of Default under Section 8.01(a), (b), (g) or (h)); or

             (ii) which affects the rights, privileges, immunities or indemnities of the Agent, shall be effective unless in writing and signed by the Agent.

Notwithstanding any provision of the other Loan Documents to the contrary, as between the Agent and the Lenders, execution by the Agent shall not be deemed conclusive evidence that the Agent has obtained the written consent of the Required Lenders. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances, except as otherwise expressly provided herein. No delay or omission on any Lender's or the Agent's part in exercising any right, remedy or option shall operate as a waiver of such or any other right, remedy or option or of any Default or Event of Default.

         10.08 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such fully-executed counterpart.

         10.09 Waivers by the Borrower. In any litigation in any court with respect to, in connection with, or arising out of this Agreement, the Term Loan, any of the Notes, any of the other Loan Documents, the Obligations, or any instrument or document delivered pursuant to this Agreement, or the validity, protection, interpretation, collection or enforcement thereof, or any other claim or dispute howsoever arising between the Borrower and the Lenders or the Agent, to the extent permitted by law, the Borrower and each Lender and the Agent hereby waive trial by jury in connection with any such litigation.

         10.10 Termination. This Agreement shall continue in full force and effect until terminated by written notice of such termination from the Agent to the Borrower delivered pursuant to the terms of Section 10.02 hereof. The Lenders shall have the right to terminate this Agreement immediately, at any time, during the continuance of an Event of Default under Article VIII hereof as provided therein. The termination of this Agreement shall not affect any rights of the Borrower, the Lenders or the Agent or any obligation of the Borrower, the Lenders or the Agent, arising prior to the effective date of such termination, and the provisions hereof shall continue to be fully operative until all transactions entered into or rights created or obligations incurred prior to such termination have been fully disposed of, concluded or liquidated and the Obligations arising prior to or after such termination have been irrevocably paid in full. Upon the termination of this Agreement, all Obligations (including, without limitation, the Term
Loan) shall be due and payable without notice or demand, each of which is hereby waived by the Borrower. The security interests, Liens and rights granted to the Agent for the ratable benefit of the Lenders hereunder and under the other Loan Documents shall continue in full force and effect, notwithstanding the termination of this Agreement, until all of the Obligations have been paid in full after the termination hereof or the Borrower has furnished the Lenders and the Agent with an indemnification satisfactory to the Agent and each Lender with respect thereto. All representations, warranties, covenants, waivers and agreements contained herein shall survive termination hereof until payment in full of the Obligations unless otherwise provided herein. Notwithstanding the foregoing, if after receipt of any payment of all or any part of the Obligations, any Lender is for any reason compelled to surrender such payment to any Person because such payment is determined to be void or voidable as a preference, impermissible setoff, a diversion of trust funds or for any other reason, this Agreement shall continue in full force and the Borrower shall be liable to, and shall indemnify and hold such Lender harmless for, the amount of such payment surrendered until such Lender shall have been finally and irrevocably paid in full. The provisions of the foregoing sentence shall be and remain effective notwithstanding any contrary action which may have been taken by the Lenders in reliance upon such payment, and any such contrary action so taken shall be without prejudice to the Lenders' rights under this Agreement and shall be deemed to have been conditioned upon such payment having become final and irrevocable.

         10.11 Governing Law. ALL DOCUMENTS EXECUTED PURSUANT TO THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING, WITHOUT LIMITATION, THIS AGREEMENT AND EACH OF THE LOAN DOCUMENTS, SHALL BE DEEMED TO BE CONTRACTS MADE UNDER, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF NORTH CAROLINA. THE BORROWER HEREBY SUBMITS TO THE JURISDICTION AND VENUE OF THE STATE AND FEDERAL COURTS OF NORTH CAROLINA FOR THE PURPOSES OF RESOLVING DISPUTES HEREUNDER OR FOR THE PURPOSES OF COLLECTION.

         10.12 Indemnification. In consideration of the execution and delivery of this Agreement by the Agent and each Lender and the extension of the Term Loan, the Borrower hereby indemnifies, exonerates and holds the Agent and each Lender and each of their respective officers, directors, employees and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages, and expenses to third parties actually incurred in connection therewith (irrespective of whether any such

Indemnified Party is a party to the action for which indemnification hereunder is sought), including reasonable attorneys' fees and disbursements (collectively, the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to

               (a) any transaction financed, refinanced or to be financed in whole or in part, directly or indirectly, with the proceeds of the Term Loan;

               (b) the entering into and performance of this Agreement and any other Loan Document by any of the Indemnified Parties or the transactions contemplated hereby or thereby or any action taken or omitted to be taken by any of the Indemnified Parties under or in connection with any of the foregoing;

               (c) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or release from, any Property of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law), regardless of whether caused by, or within the control of, the Borrower or any Subsidiary, except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's gross negligence or willful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The provisions of this Section 10.12 shall survive repayment of the Notes and all other Obligations hereunder.

         10.13 Confidentiality. The Agent and each Lender agrees to keep any information delivered or made available by the Borrower confidential from anyone other than Persons employed or retained by the Agent or any such Lender who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans; provided, however, that nothing herein shall prevent the Agent or any Lender from disclosing such information (i) to any other Lender (or an affiliate of such other Lender), assignee, participant or potential assignee or participant (provided such potential assignee or participant agrees to such confidentiality requirement), (ii) upon the order of any court or administrative agency, (iii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Lender, (iv) which has been publicly disclosed, (v) to the extent reasonably required in connection with any litigation to which the Agent, any Lender or their respective affiliates may be a party, (vi) to the extent reasonably required in connection with the exercise of any remedy hereunder, and (vii) to the Agent's or such Lender's legal counsel, independent auditors, and other professional advisors.

         10.14 Successors and Assigns. This Agreement shall be binding upon the successors and permitted assigns of the Borrower and shall inure to the benefit of the Agent and the Lenders and their respective successors and assigns; provided, however, that the Borrower may not assign or transfer any of its rights or Obligations hereunder without the prior written consent of the Lenders.

         10.15 Restatement. All parties hereto acknowledge and agree that (i) this Agreement constitutes a further amendment and restatement of the Prior Agreement, (ii) all references to the Prior Agreement contained in the other Loan Documents, however denominated or defined, shall be deemed to refer to this Agreement and (iii) all such other Loan Documents and the obligations evidenced thereby, except as expressly modified herein or by other Loan Documents, shall remain in full force and effect and are hereby reaffirmed. The Borrower further acknowledges and agrees that no defenses, claims or offsets exist to the enforcement of this Agreement, the other Loan Documents or any of the Notes in accordance with their terms.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be made, executed and delivered by their duly authorized officers as of the day and year first above written.

                                WPS INVESTORS, L.P.

ATTEST:                         By: HTG Corp., as general partner

/s/ Julie Koers Shirey
------------------------        By: /s/ Holcombe T. Green, Jr.
       Secretary                   ------------------------------------------
                                Title  President
                                      ---------------------------------------
   (Corporate Seal)


                                NATIONSBANK, N.A., as Agent for
                                the Lenders


                                By: /s/ J. Timothy Martin
                                   ------------------------------------------
                                Title: Senior Vice President

                                   NATIONSBANK, N.A.


                                   By: /s/ J. Timothy Martin
                                      --------------------------------------
                                   Title: Senior Vice President
                                   Lending Office: NationsBank Corporate
                                     Center
                                   Charlotte, North Carolina 28255

                                   Wire Transfer Instructions:
                                   NationsBank, N.A.
                                   Charlotte, North Carolina
                                   ABA# 053000196
                                   Acct. Name:  Corporate Credit Support
                                   Acct. # 136621-22506
                                   Reference:  WPS Investors, L.P.
                                   Attention:  Mary Barnette ((704) 386-9923)


                                   THE BANK OF NEW YORK


                                   By: /s/ Stephen Griffeth
                                      -------------------------------------
                                   Title: Sr. Vice President
                                   Lending Office: One Wall Street
                                   New York, New York 10286


                                   Wire Transfer Instructions:
                                   The Bank of New York
                                   New York, NY  10286
                                   ABA# 021000018
                                   Reference: Comml. Loan Dept.
                                   GLA# 111556  Acct. Name WPS Investors
                                   Attn: Lorna O. Alleyne, AVP

                                   THE BANK OF NOVA SCOTIA


                                   By: /s/ Willim E. Zarrett
                                      ---------------------------------------
                                   Title: Senior Relationship Manager
                                   Lending Office:



                                   Wire Transfer Instructions:
                                   The Bank of Nova Scotia New York
                                   Agency ABA# 026002532 For further
                                   credit to Atlanta Agency Account#
                                   0606634 Reference:








                                   THE FIRST NATIONAL BANK OF CHICAGO


                                   By: /s/ Larry Cooper
                                      ---------------------------------------
                                   Title: First Vice President
                                   Lending Office: One First National Plaza
                                                   Suite 0167, 1-10
                                                   Chicago, IL  60670



                                   Wire Transfer Instructions:
                                   The First National Bank of Chicago
                                   One First National Plaza, Suite 0634, 1-10
                                   ABA# 071000013
                                   Attn: DCS Incoming Clearing Account
                                   Account# 7521-7653
                                   Reference: WPS Investors, L.P.

                                   Questions to:   Yvette Thompkins
                                   Telephone:      (312) 732-1395
                                   Fax:            (312) 732-4840

                                    EXHIBIT A

                        APPLICABLE COMMITMENT PERCENTAGES

Lender                                               Committed Percentage
------                                               --------------------
NationsBank, N.A.                                                      25%
The Bank of New York                                                   25
The Bank of Nova Scotia                                                25
The First National Bank of Chicago                                     25

                        Total                                         100%

                                    EXHIBIT B

                        FORM OF ASSIGNMENT AND ACCEPTANCE
                      DATED__________________ , 19______

         Reference is made to the Amended and Restated Loan Agreement dated as of __________, 1997 (the "Agreement") between WPS Investors, L.P., a Georgia limited partnership ("Borrower"), the Lenders (as defined in the Agreement) and NationsBank, N.A., as Agent for the Lenders ("Agent"). Unless otherwise defined herein, terms defined in the Agreement are used herein with the same meanings.

     _____________________________ (the "Assignor") and _____________________
________________________ (the "Assignee") agree as follows:

         1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, WITHOUT RECOURSE, a _______% (1) interest in and to all of the Assignor's rights and obligations under the Agreement as of the Effective Date (as defined below), including, without limitation, such percentage interest in the Assignor's Loan owing to, and participations held by, the Assignor on the Effective Date, and the Note held by the Assignor.

         2. The Assignor (i) represents and warrants that, as of the date hereof, the aggregate outstanding principal amount of the Loan owing to it (without giving effect to assignments thereof which have not yet become effective) is $________; (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Agreement or any of the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Agreement or any of the Loan Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under the Agreement or any of the Loan Documents or any other instrument or document furnished pursuant thereto; and
(v) attaches the Note referred to in paragraph 1 above and requests that the Agent exchange such Note for new Note(s) as follows: A Note, dated _____________, 19__ in the principal amount of $_____________, payable to the order of the Assignor, and a Note, dated ____________________________ 19__, in the principal amount of $_________________ payable to the order of the Assignee.


--------------------------

     (1)   Specify percentage in no more than 4 decimal points.

         3. The Assignee (i) confirms that it has received a copy of the Agreement, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Agent, the Assignor, or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Agreement; (iii) appoints and authorizes the Agent to take such actions on its behalf and to exercise such powers under the Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Agreement are required to be performed by the Lender; and (v) specifies as its address for notices the office set forth beneath its name on the signature pages hereof.

         4. The effective date for this Assignment and Acceptance shall be _____________________________ (the "Effective Date"). Following the execution of this Assignment and Acceptance by the Assignor, the Assignee, the Agent and the Borrower, it will be delivered to the Agent for acceptance and recording by the Agent.

         5. Upon such acceptance and recording, as of the Effective Date, (i) the Assignee shall be a party to the Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the Loan Documents and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Agreement.

         6. Upon such acceptance and recording, from and after the Effective Date, the Agent shall make all payments under the Agreement and Notes in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest, commitment fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Agreement and the Notes for periods prior to the Effective Date directly between themselves.

         7. This Assignment and Acceptance shall be governed by and construed in accordance with, the laws of the State of North Carolina.

                                   [NAME OF ASSIGNOR]

                                   By:
                                      -----------------------------------------
                                      Name:
                                           ------------------------------------
                                      Title:
                                            -----------------------------------

                                   Notice Address:
                                                  -----------------------------
                                                  -----------------------------
                                                  -----------------------------

                                   After the Effective Date
                                   Outstanding Loans: $
                                                       ----------

                                   [NAME OF ASSIGNEE]

                                   By:
                                       ----------------------------------------
                                      Name:
                                           ------------------------------------
                                      Title:
                                             ----------------------------------

                                  Notice Address:
                                                  -----------------------------
                                                  -----------------------------
                                                  -----------------------------

                                  After the Effective Date
                                  Outstanding Loans: $
                                                      ---------
                              Accepted this      day of            , 19   :
                                            ----        -----------    ---

                              NATIONSBANK, N.A., as Agent


                              By:
                                 ----------------------------------------------
                                  Name:
                                       ----------------------------------------
                                  Title:
                                        ---------------------------------------

CONSENTED TO:

WPS INVESTORS, L.P.

By:  HTG Corp., as general partner

     By:
         ------------------------------
     Title:
           ----------------------------

                                    EXHIBIT C

                                     FORM OF
               NOTICE OF APPOINTMENT (OR REVOCATION) OF AUTHORIZED
                                     OFFICER

         Reference is hereby made to the Amended and Restated Loan Agreement, dated as of __________, 1997 (the "Agreement"), among NATIONSBANK, N.A., as Agent for certain Lenders signatory thereto, such Lenders, and WPS INVESTORS, L.P., a Georgia limited partnership ("Borrower"), as borrower thereunder. Capitalized terms used but not defined herein shall have the respective meanings therefor set forth in the Agreement.

         The Borrower hereby nominates, constitutes and appoints each individual named below as an Authorized Officer under the Loan Documents, and hereby represents and warrants that (i) set forth opposite each such individual's name is a true and correct statement of such individual's corporate office with the General Partner (to which such individual has been duly elected or appointed), a genuine specimen signature of such individual and an address for the giving of notice, and (ii) each such individual has been duly authorized by the General Partner to act as Authorized Officer thereunder:

Name and Address             Corporate Office            Specimen Signature

-----------------------      -----------------------     -----------------------
-----------------------
-----------------------

-----------------------      -----------------------     -----------------------
-----------------------
-----------------------

the Borrower hereby revokes (effective upon receipt hereof by the Agent) the prior appointment of ________________ as an Authorized Officer.

         This the     day of                   , 19    .
                  ---        ------------------    ---

                                     WPS INVESTORS, L.P.
WITNESS:                             By:  HTG CORP., as general partner


                                    By:
-------------------------               ----------------------------------------

                                    Title:
-------------------------                 --------------------------------------

                                    EXHIBIT D

                             [Intentionally Omitted]

                                    EXHIBIT E

                             [Intentionally Omitted]

                                    EXHIBIT F

                             [Intentionally Omitted]

                                    EXHIBIT G

                                     FORM OF
                        INTEREST SELECTION NOTICE (LOAN)
                                 (SECTION 2.09)

To:      NationsBank, N.A., as Agent
         NationsBank Corporate Center
         Charlotte, North Carolina 28255

         Reference is hereby made to the Amended and Restated Loan Agreement, dated as of __________, 1997 (the "Agreement"), among NATIONSBANK, N.A., as Agent for certain Lenders signatory thereto, such Lenders and WPS INVESTORS, L.P., a Georgia limited partnership, as borrower thereunder, (the "Borrower"). Capitalized terms used but not defined herein shall have the respective meanings therefor set forth in the Agreement.

         The Borrower through its Authorized Officer hereby confirms its prior election to convert Loans given to the Agent by telephone on _______________, 19__ to the effect that Loans of the type and amount set forth below be made or converted on the date indicated.

Type of Loan        Interest            Aggregate
(check one)         Period(1)           Amount(2)      Date of Loan(3)
-----------         ---------           ---------      ---------------
Floating Rate
Loan _______

Eurodollar Rate
Loan ________

---------------------

(1) For any Eurodollar Rate Loan, one, two, three, or six months, or, if made available by all of the Lenders in their discretion, 12 months.
(2) In an amount equal to $500,000 and multiples of $100,000 over $500,000.
(3) At least three (3) Business Days if a Eurodollar Rate Loan; may be same Business Day in the case of the Floating Rate Loans.

         The undersigned hereby certified that no Default or Event of Default exists as of the date hereof.

         This the      day of                , 19   .
                  ----        ---------------    ---

                                     WPS INVESTORS, L.P.

                                     By:  HTG CORP., as general partner

                                          By:
                                             ------------------------------
                                          Title:
                                                ---------------------------

                                    EXHIBIT H

                               NOTICE OF BORROWING

To:      (1)      NationsBank, N.A.
                   as Agent and Lender

         (2)
                  ------------------------------
         (3)
                  ------------------------------
         (4)
                  ------------------------------

         Reference is hereby made to the Amended and Restated Loan Agreement, dated as of ____________, 1997 (the "Agreement"), among NATIONSBANK, N.A., as Agent for certain Lenders signatory thereto, such Lenders and WPS INVESTORS, L.P., a Georgia limited partnership ("Borrower"), as borrower thereunder. Capitalized terms used but not defined herein shall have the respective meanings therefor set forth in the Agreement.

         The Borrower hereby directs you to disburse the proceeds of the Loans in full to:




         Until delivery of an Interest Selection Notice to you, the Loans will bear interest at the Floating Rate.


         The undersigned hereby certifies that no Default or Event of Default exists as of the date hereof.

         This the      day of                , 199   .
                  -----      ----------------     ----

                                           WPS INVESTORS, L.P.

                                           By:  HTG Corp., as general partner

                                                By:
                                                   ----------------------------
                                                Title:
                                                      -------------------------

                                    EXHIBIT I

                                  FORM OF NOTE


____________________(1)                           [__________,__________](2)
                                                    ____________, 199___


         FOR VALUE RECEIVED, WPS INVESTORS, L.P., a Georgia limited partnership having its principal place of business located in the State of Georgia (the "the Borrower"), hereby promises to pay to the order of


     ______________________ (3)(the "Lender"), in its individual capacity, at the office of NationsBank, N.A., as agent for the Lender (the "Agent"), located at NationsBank Corporate Center, Charlotte, North Carolina 28255 (or at such other place or places as the Agent may designate) at the times set forth in the Amended and Restated Loan Agreement dated as of __________, 1997 among the financial institutions parties thereto (collectively, the "Lenders"), the Agent and the Borrower (as amended, modified or supplemented from time to time, the "Agreement" -- all capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Agreement), in lawful money of the United States of America, in immediately available funds, the principal amount of

         [________________________________________________] (4)  DOLLARS
($___________)(1) or, if less than such principal amount, the aggregate unpaid principal amount of the Term Loan made by the Lender to the Borrower pursuant to the Agreement, such principal amount to be repaid on the dates provided in
Article II of the Agreement and in full on August 31, 1998, or such earlier dates as may be required pursuant to the terms of the Agreement, and to pay interest from the date hereof on the unpaid principal amount hereof, in like money, at said office, on the dates and at the rates provided in Article II of the Agreement. This Note is one of the Notes referred to in the Agreement and is subject to the terms and conditions and entitled to the benefits thereof. As provided in Section 2.10 of the Agreement, the maturity date of this Note may be extended to March 1, 2000. [To be inserted in notes issued at Restatement Date only: This Note is an amendment and restatement of the original Amended and Restated Promissory Note of the Borrower in favor of the Lender dated August 30, 1996 (which amended and restated the original Note of the Borrower in favor of the Lender dated August 18, 1995) and is not a novation, extinguishment or refinancing of the original indebtedness evidenced thereby which remains outstanding and is issued in substitution for such Note.]

-------------------------------

(1)        Insert Lender's Pro Rata Share of Term Loan in arabic numerals.
(2)        Insert name of city of Lender's Principal Office.
(3)        Insert name of Lender in capital letters.
(4)        Insert Lender's Pro Rata Share of Term Loan in words.

         If payment of all sums due hereunder is accelerated under the terms of the Agreement or under the terms of the other Loan Documents executed in connection with the Agreement, the then remaining principal amount and accrued but unpaid interest shall bear interest as provided in the Agreement which shall be payable on demand. Further, in the event of such acceleration, this Note, and all other indebtedness of the Borrower to the Lender, shall become immediately due and payable, without presentation, demand, protest or notice of any kind, all of which are hereby waived by the Borrower.

         In the event this Note is not paid when due at any stated or accelerated maturity, the Borrower agrees to pay, in addition to the principal and interest, all costs of collection actually incurred, including reasonable attorneys' fees, and interest thereon at the rates set forth above.

         Interest hereunder shall be computed on the basis of a 360 day year for the actual number of days in the interest period.

         All Persons bound on this obligation, whether primarily or secondarily liable as principals, sureties, guarantors, endorsers or otherwise, hereby waive to the full extent permitted by law the benefits of all provisions of law for stay or delay of execution or sale of property or other satisfaction of judgment against any of them on account of liability hereon until judgment be obtained and execution issued against any other of them and returned satisfied or until it can be shown that the maker or any other party hereto had no property available for the satisfaction of the debt evidenced by this instrument, or until any other proceedings can be had against any of them, also their right, if any, to require the holder hereof to hold as security for this Note any collateral deposited by any of said Persons as security. Protest, notice of protest, notice of dishonor, diligence or any other formality are hereby waived by all parties bound hereon.

         This Note shall be governed by and construed in accordance with the laws of the State of North Carolina, and shall be binding upon the successors and assigns of the Borrower and inure to the benefit of the Lender, its successors, endorsees and permitted assigns.

         IN WITNESS WHEREOF, the Borrower has caused this Note to be made, executed and delivered by its duly authorized general partner as of the date and year first above written, all pursuant to authority duly granted.

                                         WPS INVESTORS, L.P.

ATTEST:                                  By: HTG Corp., as general partner

                                             By:
----------------------------                   -------------------------------
       Secretary                             Title:
                                                   ---------------------------
   (Corporate Seal)

                                    EXHIBIT J

                                     FORM OF
              OPINION OF COUNSEL FOR THE BORROWER AND THE GUARANTOR
                                 (SECTION 4.01)

                                 [form attached]

                                SCHEDULE 1.01(a)

                           PLEDGED BORROWER COLLATERAL


      Issuer                  Security                   Number of Shares
      ------                  --------                   ----------------
Heilig-Meyers Company+          Common Stock, $2.00          1,456,339#
                                par value                    shares

Westpoint Stevens Inc.          Class A Common               11,204,153#
                                Stock, $.01 par              shares
                                value

*New Street Capital             Common Stock,                1,000 shares
Corporation                     $.01 par value




*        New Street stock cannot be sold without the consent of the Lenders.

#        These figures represent the number of shares prior to the Effective
         Date.

+        Represented by common stock certificates 4515 and 4516 of Rhodes, Inc.

                                SCHEDULE 1.01(b)

                          PLEDGED GUARANTOR COLLATERAL

                                                            Number of Shares
     Issuer                   Security                     or Principal Amount
     ------                   --------                     -------------------
WPS Investors, L.P.         Promissory Note                    $10,000,000
                            dated February 25,
                            1994

                                SCHEDULE 5.01(e)

                               OWNERSHIP INTERESTS

           None other than the Securities as shown on Schedule 1.01(a)